    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 2000
                                                   REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              -------------------
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------

                          CREDENCE SYSTEMS CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

                              -------------------

          DELAWARE                          3825                   94-2878499
(State or other jurisdiction of  (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)      Classification Code Number)  Identification
                                                                   Number)
                               215 FOURIER AVENUE
                            FREMONT, CALIFORNIA 94539
                                 (510) 657-7400

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                              -------------------


                              DR. GRAHAM J. SIDDALL
                             CHIEF EXECUTIVE OFFICER
                          CREDENCE SYSTEMS CORPORATION
                               215 FOURIER AVENUE
                            FREMONT, CALIFORNIA 94539
                                 (510) 657-7400

 (Name, address, including zip code, and telephone number, including area code, of agent for service of process)

                              -------------------

                                   COPIES TO:

      WARREN T. LAZAROW, ESQ.                       WILLIAM D. SHERMAN, ESQ.
       COLBY R. GARTIN, ESQ.                         COREY A. LEVENS, ESQ.
        GERALD H. TSAI, ESQ.                        ANNE MARIE PETERS, ESQ.
  BROBECK, PHLEGER & HARRISON LLP                   MORRISON & FOERSTER, LLP
       TWO EMBARCADERO PLACE                           755 PAGE MILL ROAD
           2200 GENG ROAD                       PALO ALTO, CALIFORNIA 94308-1018
        PALO ALTO, CA 94303                              (650) 813-5600
           (650) 424-0160

                              -------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                              -------------------

      If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. / /

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================================
                                                  AMOUNT TO BE   PROPOSED MAXIMUM      PROPOSED MAXIMUM        AMOUNT OF
               TITLE OF EACH CLASS OF              REGISTERED     OFFERING PRICE          AGGREGATE           REGISTRATION
            SECURITIES TO BE REGISTERED                (1)          PER SHARE (2)       OFFERING PRICE (2)      FEE (2)
 ------------------------------------------------------------------------------------------------------------------------------
  Common stock, $0.001 par value per share (3)    2,300,000 shares      $96.50               $221,950,000          $58,595
 ==============================================================================================================================

(1) Includes 300,000 shares which the underwriters have options to purchase from the company to cover over-allotments, if any. See "Underwriters."
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based upon the price of the company's common stock as reported on the Nasdaq National Market on January 25, 2000.
(3) Includes rights to purchase Credence's Series A Junior Participating Preferred Stock associated with the common stock.

                              -------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                  SUBJECT TO COMPLETION, DATED JANUARY 27, 2000

PROSPECTUS

                                2,000,000 SHARES

                                     [LOGO]

                          CREDENCE SYSTEMS CORPORATION

                                  COMMON STOCK
                               $       PER SHARE

                              -------------------

       We are selling 2,000,000 shares of our common stock. The underwriters named in this prospectus may purchase up to 300,000 additional shares of common stock from us to cover over-allotments.

       Our common stock is quoted on the Nasdaq National Market under the symbol "CMOS." The last reported sale price of the common stock on the Nasdaq National Market on January 25, 2000 was $96.50 per share.

                              -------------------

       INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              -------------------

                                                     PER SHARE          TOTAL
                                                     ---------          -----

Public Offering Price                                $                  $
Underwriting Discount                                $                  $
Proceeds to Credence (before expenses)               $                  $

       The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about , 2000.

                              -------------------

SALOMON SMITH BARNEY                                 CREDIT SUISSE FIRST BOSTON

                                    SG COWEN

         , 2000

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                TABLE OF CONTENTS


                                                                                                             PAGE
                                                                                                             ----
Prospectus Summary..................................................................................            3
Risk Factors........................................................................................            7
Cautionary Note on Forward-Looking Statements.......................................................           18
Use of Proceeds.....................................................................................           18
Price Range of Common Stock.........................................................................           19
Dividend Policy.....................................................................................           19
Capitalization......................................................................................           20
Selected Consolidated Financial Data................................................................           21
Management's Discussion and Analysis of Financial Condition and Results of Operations...............           23
Business............................................................................................           30
Management..........................................................................................           41
Underwriters........................................................................................           44
Legal Matters.......................................................................................           45
Experts.............................................................................................           45
Available Information...............................................................................           46
Incorporation of Certain Documents by Reference.....................................................           46


       Credence Systems Corporation, Credence, Fluence, SC, ValStar, Quartet, Wavebridge, Quartet One, TDS, TDX, MemBIST, Triton, EPRO, BOST, Kalos, Duo and Opmaxx are our trademarks. This prospectus also includes trademarks of other companies.

       Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. If this option is exercised in full, the total price to the public for this offering would be $ million, the total underwriters' discounts and commissions would be $ million
and the total proceeds to us would be $    million.

       Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids. For a discussion of these activities, see "Underwriters."

       You should rely only upon the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

       The words Credence, Credence Systems, we, our, and us refer to Credence Systems Corporation and its subsidiaries, but not to any of the underwriters. Our fiscal year ends on October 31, and our fiscal quarters end on January 31, April 30 and July 31.

                               PROSPECTUS SUMMARY

       THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING, ESPECIALLY THE RISKS OF INVESTING IN OUR COMMON STOCK DISCUSSED UNDER THE CAPTION "RISK FACTORS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCORPORATED BY REFERENCE HEREIN.

                                  OUR BUSINESS

       We design, manufacture, sell and service automatic test equipment, or ATE, used for testing semiconductor integrated circuits, or ICs. We also develop, license and distribute related software products. We serve a broad spectrum of the semiconductor industry's testing needs through a wide range of products that test digital logic, mixed-signal and non-volatile memory semiconductors. We utilize our proprietary technologies to design products which are intended to provide a lower total cost of ownership than many competing products currently available while meeting the increasingly demanding performance requirements of today's ATE market. Our products are primarily designed to test semiconductors that are produced in high volume. Our customers include major semiconductor manufacturers as well as assembly and test services companies.

       As advances in semiconductor process technology lower the average selling prices of semiconductors, manufacturers are constantly seeking ways to reduce manufacturing costs. Testing is a principal element in the cost structure of high volume production of semiconductors. Test costs have become a greater percentage of the total cost of manufacturing due to the increasing complexity of ICs as they migrate towards system-on-a-chip. Although performance was the dominant factor in the selection of ATE in the past, we believe that cost has assumed a much greater importance to semiconductor manufacturers.

       Our objective is to be the leading supplier of cost-effective ATE for production testing of ICs used in high volume applications. We have developed proprietary complementary metal oxide semiconductor, or CMOS, stabilization methods that minimize the drift characteristic of CMOS and enable us to produce testers that are smaller and require less power than those based upon emitter-coupled logic technology, the conventional ATE process technology used for the ICs used in ATE. These testers are intended to provide a lower total cost of ownership than many competing products currently available while meeting the performance demands of today's ATE market. CMOS technology allows the circuits used in our testers to be reduced, or scaled down in size as IC process technology improves. We believe this results in higher performance and frees space on the die for additional functionality. This scalability feature also enables us to develop and manufacture smaller, higher performance ICs for use in our testers at what we believe to be a lower cost, and with a potentially shorter development cycle, than traditional process technologies.

SALES, SERVICE AND SUPPORT

       We currently market and sell our products in the United States principally through our direct sales organization, with direct sales employees and representatives in over sixteen locations. Outside the United States we utilize both direct sales employees and a broad network of distributors, with direct sales employees and distributors in over twenty countries.

                              CORPORATE INFORMATION

       We were incorporated in California in March 1982 and were reincorporated in Delaware in October 1993. Our principal executive offices are located at 215 Fourier Avenue, Fremont, CA 94539, and our telephone number is
(510) 657-7400. Our worldwide website address is www.credence.com. The information in our website is not a prospectus, does not constitute a part of this prospectus and is not incorporated into this prospectus by reference.

                                  THE OFFERING

  Common stock offered.....................................   2,000,000   shares
  Common stock to be outstanding
   after the offering......................................   24,516,842  shares
  Over-allotment option....................................   300,000     shares
  Use of proceeds..........................................   We will use these net proceeds for working capital
                                                              and general corporate purposes. We may use a
                                                              portion of the net proceeds to acquire assets,
                                                              technologies and businesses. See "Use of
                                                              Proceeds."
  Dividend policy..........................................   We do not anticipate paying any cash dividends in the forseeable future. Any future determination to dividends will be at
                                                              the discretion of our board of directors and our lenders.
  Nasdaq National Market Symbol............................   "CMOS"

       The number of shares of common stock outstanding after the offering is based upon 22,516,842 shares of common stock outstanding as of October 31, 1999 and excludes:

       - 2,974,426 shares of common stock subject to outstanding options as of December 31, 1999 at a weighted average exercise price of $30.00;

       - 598,945 shares that are available for future grant under our 1993 Stock Option Plan as of December 31, 1999;

       - 253,042 shares that are available for future issuance under our 1994 Employee Stock Purchase Plan as of December 31, 1999;

       - 1,397,108 shares of common stock issuable upon conversion of our convertible subordinated notes due September 15, 2002; and

       - 253,200 shares of common stock issued between November 1, 1999 and December 31, 1999 pursuant to our employee benefit plans.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

       The following table summarizes our consolidated statement of operations and balance sheet data as of and for the periods indicated. The consolidated statement of operations data for each of the fiscal years in the three-year period ended October 31, 1999 were derived from our consolidated financial statements audited by Ernst & Young LLP and incorporated by reference in this prospectus. The consolidated statement of operations data for the fiscal years ended October 31, 1995 and 1996 were derived from our consolidated financial statements audited by Ernst & Young LLP not included or incorporated by reference in this prospectus. You should read this information together with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes thereto, incorporated by reference in this prospectus.

       The consolidated balance sheet data as of October 31, 1998 and 1999 were derived from our consolidated financial statements audited by Ernst & Young LLP and incorporated by reference in this prospectus. The consolidated balance sheet data for the fiscal years ended October 31, 1995, 1996 and 1997 were derived from our consolidated financial statements audited by Ernst & Young LLP not included or incorporated by reference in this prospectus. The consolidated balance sheet data as of October 31, 1999 presented on an as adjusted basis reflects the net proceeds of the sale of common stock offered by us hereby at an assumed public offering price of $96.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                                               FISCAL YEAR ENDED OCTOBER 31,
                                         --------------------------------------------------------------------------
                                             1995            1996           1997           1998           1999
                                         --------------  -------------  -------------- -------------- -------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
   OPERATIONS DATA
Total net sales........................    $   176,805      $ 238,788     $   204,092     $  216,803     $ 197,183
                                         --------------  -------------  -------------- -------------- -------------
Gross margin...........................        106,684        141,778         114,136         91,447       101,978
                                         --------------  -------------  -------------- -------------- -------------
Operating expenses:
   Research and development............         24,859         35,442          37,350         47,484        38,908
   Selling, general and administrative.         38,008         52,002          55,701         64,151        58,660
   In-process research and development.             --             --           6,022          1,998           858
   Special charges.....................             --             --              --         20,386         7,565
                                         --------------  -------------  -------------- -------------- -------------
       Total operating expenses........         62,867         87,444          99,073        134,019       105,991
Operating income (loss)................         43,817         54,334          15,063        (42,572)       (4,013)
Income (loss) before income tax
 provision (benefit) and minority
 interest..............................         46,649         58,267          18,230        (41,270)       (3,752)
                                         --------------  -------------  -------------- -------------- -------------
Net income (loss before extraordinary)          30,354         37,703          10,693        (26,282)       (2,455)
  items................................  ==============  =============  ============== ============== =============
Net income (loss)......................     $   30,354      $  37,703      $   10,693     $  (26,282)    $    (809)
                                         ==============  =============  ============== ============== =============
Net income (loss) per basic share......     $     1.50      $    1.75      $     0.49     $    (1.22)    $   (0.04)
                                         ==============  =============  ============== ============== =============
Net income (loss) per diluted share....     $     1.45      $    1.72      $     0.47     $    (1.22)    $   (0.04)
                                         ==============  =============  ============== ============== =============
Number of shares used in computing net
 income (loss) per share amounts:
   Basic ..............................         20,273         21,532          21,865         21,533        21,088
   Diluted.............................         21,008         21,977          22,512         21,533        21,088


                                                                                                  AS OF OCTOBER 31,
                                                                                                  -----------------
                                                            AS OF OCTOBER 31,                           1999
                                         -------------------------------------------------------- -----------------
                                           1995        1996       1997        1998       1999       AS ADJUSTED
                                         ----------  ---------- ---------- ----------- ---------- -----------------
                                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA
Cash, cash equivalents, restricted
cash and short term investments.........  $ 83,579    $ 86,292  $ 177,776   $ 113,568    $91,878          $270,568
Working capital.........................   126,395     144,623    250,336     184,606    166,727           345,417
Total assets............................   186,593     223,042    358,141     306,189    340,420           519,110
Convertible subordinated notes..........        --          --    115,000     115,000     96,610            96,610
Retained earnings.......................    46,326      84,029     94,722      58,157     57,348            57,348
Total stockholders' equity..............   150,286     189,782    204,911     150,017    181,408           360,098

                      QUARTERLY CONSOLIDATED FINANCIAL DATA

       The following table sets forth our consolidated statement of operations data for each of our last four quarters. This quarterly information is unaudited, but has been prepared on the same basis as the annual consolidated financial statements incorporated by reference herein. In our opinion, this quarterly information reflects all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the information for the periods presented when read in conjunction with our consolidated financial statements incorporated by reference herein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                                   QUARTER ENDED
                                                                  -------------------------------------------------
                                                                    JAN. 31,      APRIL 30,    JULY 31,   OCT. 31,
                                                                     1999           1999         1999       1999
                                                                  ------------ ------------- ------------ ---------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Total net sales.................................................    $  26,490     $  38,100     $ 52,378   $80,215
Gross margin....................................................       11,214        19,099       27,552    44,113
Operating expenses:
   Research and development.....................................        9,003         9,146        9,631    11,128
   Selling, general and administrative..........................       12,231        13,872       14,184    18,373
   In-process research and development..........................           --            --           --       858
   Special charges..............................................           --         6,231           --     1,334
                                                                  ------------ ------------- ------------ ---------
     Total operating expenses...................................       21,234        29,249       23,815    31,693
                                                                  ------------ ------------- ------------ ---------
Operating income (loss).........................................      (10,020)      (10,150)       3,737    12,420
Income (loss) before income tax provision
   (benefit) and minority interest..............................      (10,321)       (9,910)       3,731    12,748
Net income (loss) before extraordinary
   items........................................................    $      --     $  (6,331)    $  2,364   $ 8,066
                                                                  ============ ============= ============ =========
Net income (loss)...............................................    $  (6,554)    $  (5,173)    $  2,852   $ 8,066
                                                                  ============ ============= ============ =========
Net income (loss) per share:
   Basic........................................................    $   (0.32)    $   (0.25)    $   0.13   $  0.37
   Diluted......................................................    $   (0.32)    $   (0.25)    $   0.13   $  0.35
                                                                  ============ ============= ============ =========
Number of shares used in computing net
 income (loss) per share amounts:
     Basic......................................................       20,418        20,811       21,257    21,724
     Diluted....................................................       20,418        20,811       22,116    22,739
                                                                  ============ ============= ============ =========

                                  RISK FACTORS

       YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS HAVE BEEN AND COULD CONTINUE TO BE MATERIALLY HARMED BY ANY OF THESE RISKS. IN ADDITION, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

       THIS PROSPECTUS ALSO CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THE RISKS FACED BY US DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN.

                          RISKS RELATED TO OUR BUSINESS

OUR OPERATING RESULTS HAVE AND MAY CONTINUE TO FLUCTUATE SIGNIFICANTLY WHICH MAY ADVERSELY AFFECT OUR STOCK PRICE


                              [GRAPH APPEARS HERE]

                               1997                          1998                          1999
                       Q1    Q2    Q3    Q4          Q1    Q2     Q3     Q4         Q1    Q2    Q3    Q4

Net Sales              40    43    51    69          82    75     37     22         26    38    53    80
Net Income (loss)       1     3    (1)    7           9     9    (34)   (11)        (7)   (9)    3     8


A variety of factors affect our results of operations. The above graph illustrates that our quarterly net sales and operating results have fluctuated significantly. We believe they will continue to fluctuate for a number of reasons, including:

       - economic conditions in the semiconductor industry in general and capital equipment industry specifically;

       - manufacturing capacity and ability to volume produce systems, including our newest systems, and meet customer requirements;

       - timing of new product announcements and new product releases by us or our competitors;

       - market acceptance of our new products and enhanced versions of existing products;

       - manufacturing inefficiencies associated with the start-up of our new products, changes in our pricing or payment terms and cycles, and those of our competitors, customers and suppliers;

       - write-offs of excess and obsolete inventories and accounts receivable that are not collectible;

       -      supply constraints;

       -      integration into our new facilities in Oregon;

       -      the implementation of our new ERP system;

       - patterns of capital spending by our customers, delays, cancellations or reschedulings of customer orders due to customer financial difficulties or otherwise;

       - changes in overhead absorption levels due to changes in the number of systems manufactured, the timing and shipment of orders, availability of components including customs ICs, subassemblies and services, customization and reconfiguration of our systems and product reliability;

       -      expenses associated with acquisitions and alliances;

       - operating expense reductions associated with cyclical industry downturns, including costs relating to facilities consolidations and related expenses;

       - the proportion of our direct sales and sales through third parties, including distributors and OEMS, the mix of products sold, the length of manufacturing and sales cycles, product discounts;

       - natural disasters, political and economic instability, regulatory changes and outbreaks of hostilities; and

       -      ability to hire and retain employees in a competitive market.

       We presently intend to introduce new products and product enhancements in the future, the timing and success of which will affect our business, financial condition and results of operations. Our gross margins on system sales have varied significantly and will continue to vary significantly based on a variety of factors including:

       -      manufacturing inefficiencies;

       - pricing concessions by us and our competitors and pricing by our suppliers;

       -      hardware and software product sales mix;

       -      inventory write-downs;

       -      production volumes;

       -      new product introductions;

       -      product reliability;

       -      absorption levels and the rate of capacity utilization;

       -      customization and reconfiguration of systems;

       -      international and domestic sales mix and field service margins;
              and

       -      facility relocations and consolidations.

       New and enhanced products typically have lower gross margins in the early stages of commercial introduction and production. Although we have recorded and continue to record provisions for estimated sales returns, accounts receivable that might not be collectible, and product warranty costs, we cannot be certain that our estimates will be adequate.

       We cannot forecast with any certainty the impact of these and other factors on our sales and operating results in any future period. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period. Because of this difficulty in predicting future performance, our operating results may fall below the expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations would likely adversely affect the market price of our common stock. In addition, our need for continued significant expenditures for research and development, marketing and other expenses for new products, capital equipment purchases and worldwide training and customer service and support will impact our sales and operating results in the future. Other significant expenditures may make it difficult for us to reduce our significant fixed expenses in a particular period if we do not meet our net sales goals for that period. These other expenditures include:

       -      research and development;

       -      distribution channels;

       -      marketing and other expenses for new products;

       -      capital equipment purchases and world-wide training; and

       -      customer support and service.

As a result, we cannot be certain that we will be profitable or that we will not again sustain losses in the future.

WE HAVE A LIMITED BACKLOG AND OBTAIN MOST OF OUR NET SALES FROM A RELATIVELY FEW NUMBER OF SYSTEM SALES TRANSACTIONS WHICH CAN RESULT IN FLUCTUATIONS OF QUARTERLY RESULTS

       Other than some memory products and software products, for which the price range is typically below $50,000, we obtain most of our net sales from the sale of a relatively few number of systems that typically range in price from $350,000 to $3.6 million. This has and could continue to result in our net sales and operating results for a particular period being significantly impacted by the timing of recognition of revenue from a single transaction. Our net sales and operating results for a particular period could also be materially adversely affected if an anticipated order from even one customer is not received in time to permit shipment during that period. Backlog at the beginning of a quarter typically does not include all orders necessary to achieve our sales objectives for that quarter. In addition, orders in backlog are subject to cancellation, delay, deferral or rescheduling by customers with limited or no penalties. Consequently, our quarterly net sales and operating results have in the past and will in the future depend upon our obtaining orders for systems to be shipped in the same quarter that the order is received.

       We believe that some of our customers may from time to time, place orders with us for more systems than they will ultimately accept or for a more rapid delivery than they will ultimately require. For this reason, our backlog may include customer orders in excess of those actually delivered to them or other customers.

       Furthermore, we generally ship products generating most of our net sales near the end of each quarter. Accordingly, our failure to receive an anticipated order or a delay or rescheduling in a shipment near the end of a particular period may cause net sales in a particular period to fall significantly below expectations, which could have a material adverse effect on our business, financial condition or results of operations. The relatively long manufacturing cycle of many of our testers has caused and could continue to cause future shipments of testers to be delayed from one quarter to the next. Furthermore, as we and our competitors announce new products and technologies, customers may defer or cancel purchases of our existing systems. We cannot forecast the impact of these and other factors on our sales and operating results.

THE SEMICONDUCTOR INDUSTRY HAS BEEN CYCLICAL

       Our business and results of operations depend largely upon the capital expenditures of manufacturers of semiconductors and companies that specialize in contract packaging and/or testing of semiconductors. This includes manufacturers and contractors that are opening new or expanding existing fabrication facilities or upgrading existing equipment, which in turn depend upon the current and anticipated market demand for semiconductors and products incorporating semiconductors. The semiconductor industry has been highly cyclical with recurring periods of oversupply, which often have had a severe effect on the semiconductor industry's demand for test equipment, including the systems we manufacture and market. We believe that the markets for newer generations of semiconductors will also be subject to similar fluctuations.

       We have experienced shipment delays, delays in commitments and restructured purchase orders by customers and we expect this activity to continue. Accordingly, we cannot be certain that we will be able to achieve or maintain our current or prior level of sales or rate of growth. We anticipate that a significant portion of new orders may depend upon demand from semiconductor device manufacturers building or expanding fabrication facilities and new device testing requirements that are not addressable by currently installed test equipment, and there can be no assurance that such demand will develop to significant degree, or at all. In addition, our business, financial condition or results of operations may be adversely affected by any factor adversely affecting the semiconductor industry in general or particular segments within the semiconductor industry. For example, the Asian financial crisis contributed to widespread uncertainty and, in part, a slowdown in the semiconductor industry. This slowdown in the semiconductor industry resulted in reduced spending for semiconductor capital equipment, including ATE which we sell. This industry slowdown had and may in the future have a material adverse effect on our product backlog, balance sheet, financial condition and results of operations. Therefore, there can be no assurance that our operating results will not continue to be materially adversely affected if downturns or slowdowns in the semiconductor industry occur again in the future.

WE HAVE OVER THE LAST SEVERAL YEARS EXPERIENCED SIGNIFICANT FLUCTUATIONS IN OUR OPERATING RESULTS AND INCREASED THE SCALE OF OUR OPERATIONS

       In fiscal 1999, we generated revenue of $26.5 million in the first quarter and $80.2 million in the fourth quarter, an increase of 203%. In fiscal 1998, we generated revenue of $82.4 million for the first quarter and $22.4 million for the fourth quarter, a decrease of 73%. Since 1993, except for cost-cutting efforts during fiscal 1998 and most of 1999, we have overall significantly increased the scale of our operations in general to support periods of generally increased sales levels and expanded product offerings and have expanded operations to address critical infrastructure and other requirements, including the hiring of additional personnel, significant investments in research and development to support product development, the new facilities in Oregon, a new ERP system and numerous acquisitions. These fluctuations in our sales and operations have placed and are placing a considerable strain on our management, financial, manufacturing and other resources. In order to effectively deal with the changes brought on by the cyclical nature of the industry, we have been required to implement and improve a variety of highly flexible operating, financial and other systems, procedures and controls capable of expanding, or contracting consistent with our business. However, we cannot be certain that any existing or new systems, procedures or controls, including our new ERP system, will be adequate to support fluctuations in our operations or that our systems, procedures and controls will be cost-effective or timely. Any failure to implement, improve and expand or contract such systems, procedures and controls efficiently and at a pace consistent with our business could have a material adverse effect on our business, financial condition or results of operations.

WE ARE EXPANDING AND INTEND TO CONTINUE THE EXPANSION OF OUR PRODUCT LINES

       We are currently devoting and intend to continue to devote significant resources to the development, production and commercialization of new products and technologies. During fiscal 1999, we launched three major new products. We invested and continue to invest significant resources in plant and equipment, leased facilities, inventory, personnel and other costs, to begin or prepare to increase production of our products. A significant portion of these investments will provide the marketing, administration and after-sales service and support required to service and support these new hardware and software products. Accordingly, we cannot be certain that gross profit margin and inventory levels will not be adversely impacted by delays in new product introductions or start-up costs associated with the initial production and installation of our new product lines. We also cannot be certain that we can manufacture these systems per the time and quantity required by customers. The start-up costs include additional manufacturing overhead, additional inventory and warranty reserve requirements and the enhancement of after-sales service and support organizations. In addition, the increases in inventory on hand for new hardware and software product development and customer support requirements have increased and will continue to increase the risk of inventory write-offs. We cannot be certain that our net sales will increase or remain at recent levels or that any new products will be successfully commercialized or contribute to revenue growth or that any of our additional costs will be covered.

THERE ARE LIMITATIONS ON OUR ABILITY TO FIND THE SUPPLIES AND SERVICES NECESSARY
 TO RUN OUR BUSINESS

       We obtain certain components, subassemblies and services necessary for the manufacture of our testers from a limited group of suppliers. We do not maintain long-term supply agreements with most of our vendors and we purchase most of our components and subassemblies through individual purchase orders. The manufacture of certain of our components and subassemblies is an extremely complex process. We also rely on outside vendors to manufacture certain components and subassemblies and to provide certain services. We have recently experienced and continue to experience significant reliability, quality and timeliness problems with several critical components including certain custom integrated circuits. In addition, we and certain of our subcontractors are experiencing significant shortages and delays in delivery of various components and subassemblies. We cannot be certain that these or other problems will not continue to occur in the future with our suppliers or outside subcontractors. Our reliance on a limited group of suppliers and on outside subcontractors involves several risks, including an inability to obtain an adequate supply of required components, subassemblies and services and reduced control over the price, timely delivery, reliability and quality of components, subassemblies and services. Shortages, delays, disruptions or terminations of the sources for these components and subassemblies have delayed and could continue to delay shipments of our systems and new products and could continue to have a material adverse effect on our business. Our continuing inability to obtain adequate yields or timely deliveries or any other circumstance that would require us to seek alternative sources of supply or to manufacture such components internally could also have a material adverse effect on our business, financial condition or results of operations. Such delays, shortages and disruptions would also damage relationships with current and prospective customers and have and could continue to allow competitors to penetrate our customer accounts. We cannot be certain that our internal manufacturing capacity or that of our suppliers and subcontractors will be sufficient to meet customer requirements.

THE ATE INDUSTRY IS INTENSELY COMPETITIVE WHICH CAN ADVERSELY AFFECT OUR REVENUE GROWTH

       With the substantial investment required to develop test application software and interfaces, we believe that once a semiconductor manufacturer has selected a particular ATE vendor's tester, the manufacturer is likely to use that tester for a majority of its testing requirements for the market life of that semiconductor and, to the extent possible, subsequent generations of similar products. As a result, once an ATE customer chooses a system for the testing of a particular device, it is difficult for competing vendors to achieve significant ATE sales to such customer for similar use. Our inability to penetrate any large ATE customer or achieve significant sales to any ATE customer could have a material adverse effect on our business, financial condition or results of operations.

       We face substantial competition from ATE manufacturers throughout the world, as well as several of our customers. We do not currently compete in the testing of microprocessors, linear ICs or DRAMS. Moreover, approximately two-thirds of our net sales in fiscal 1998 and 1999 were derived from sales of our mixed signal testers. Many competitors have substantially greater financial and other resources with which to pursue engineering, manufacturing, marketing and distribution of their products. Certain competitors have recently introduced or announced new products with certain performance or price characteristics equal or superior to products we currently offer. These competitors have recently introduced products that compete directly against our products. We believe that if the ATE industry continues to consolidate through strategic alliances or acquisitions, we will continue to face significant additional competition from larger competitors that may offer product lines and services more complete than ours. Our competitors are continuing to improve the performance of their current products and to introduce new products, enhancements and new technologies that provide improved cost of ownership and performance characteristics. New product introductions by our competitors could cause a decline in our sales or loss of market acceptance of our existing products.

       Moreover, our business, financial condition or results of operations could continue to be materially adversely affected by increased competitive pressure and continued intense price-based competition. We have experienced and continue to experience significant price competition in the sale of our testers. In addition, pricing pressures typically become more intense at the end of a product's life cycle and as competitors introduce more technologically advanced products. We believe that, to be competitive, we must continue to expend significant financial resources in order to, among other things, invest in new product development and enhancements and to maintain customer service and support centers worldwide. We cannot be certain that we will be able to compete successfully in the future.

THE ATE MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE

       Our ability to compete in this market depends upon our ability to successfully develop and introduce new hardware and software products and enhancements and related software tools with greater features on a timely and cost-effective basis, including products under development internally as well as products obtained in acquisitions. Our customers require testers and software products with additional features and higher performance and other capabilities. We are therefore required to enhance the performance and other capabilities of our existing systems and software products and related software tools. Any success we may have in developing new and enhanced systems and software products and new features to our existing systems and software products will depend upon a variety of factors, including:

       -      product selection;

       -      timely and efficient completion of product design;

       -      implementation of manufacturing and assembly processes;

       -      successful coding and debugging of software;

       -      product performance;

       -      reliability in the field; and

       -      effective sales and marketing.

       Because we must make new product development commitments well in advance of sales, new product decisions must anticipate both future demand and the availability of technology to satisfy that demand. We cannot be certain that we will be successful in selecting, developing, manufacturing and marketing new hardware and software products or enhancements and related software tools. Our inability to introduce new products and related software tools that contribute significantly to net sales, gross margins and net income would have a material adverse effect on our business, financial condition and results of operations. New product or technology introductions by our competitors could cause a decline in sales or loss of market acceptance of our existing products. In addition, if we introduce new products, existing customers may curtail purchases of the older products and delay new product purchases. Any unanticipated decline in demand for our hardware or software products could have a materially adverse effect on our business, financial condition or results of operations.

SIGNIFICANT DELAYS CAN OCCUR BETWEEN THE TIME WE INTRODUCE A SYSTEM AND THE TIME WE ARE ABLE TO PRODUCE THAT SYSTEM IN VOLUME

       We have in the past experienced significant delays in the introduction, volume production and sales of our new systems and related feature enhancements. We have experienced significant delays in the introduction of our VS2000 and Kalos series testers as well as certain enhancements to our existing testers. These delays have been primarily related to our inability to successfully complete product hardware and software engineering within the time frame originally anticipated, including design errors and redesigns of ICs. As a result, some customers have experienced significant delays in receiving and using our testers in production. We cannot be certain that these or additional difficulties will not continue to arise or that delays will not continue to materially adversely affect customer relationships and future sales. Moreover, we cannot be certain that we will not encounter these or other difficulties that could delay future introductions or volume production or sales of our systems or enhancements and related software tools. We have incurred and may continue to incur substantial unanticipated costs to ensure the functionality and reliability of our testers and to increase feature sets. If our systems continue to have reliability, quality or other problems, or the market perceives our products to be feature deficient, we may suffer reduced orders, higher manufacturing costs, delays in collecting accounts receivable and higher service, support and warranty expenses, or inventory write-offs, among other effects. Our failure to have a competitive tester and related software tools available when required by a semiconductor manufacturer could make it substantially more difficult for us to sell testers to that manufacturer for a number of years. We believe that the continued acceptance, volume production, timely delivery and customer satisfaction of our newer digital, mixed signal and non-volatile memory testers are of critical importance to our future financial results. As a result, our inability to correct any technical, reliability, parts shortages or other difficulties associated with our systems or to manufacture and ship the systems on a timely basis to meet customer requirements could damage our relationships with current and prospective customers and would continue to materially adversely affect our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO DELIVER CUSTOM HARDWARE OPTIONS AND SOFTWARE APPLICATIONS TO SATISFY SPECIFIC CUSTOMER NEEDS IN A TIMELY MANNER

       We must develop and deliver customized hardware and software to meet our customers' specific test requirements. We must be able to manufacture these systems on a timely basis. Our test equipment may fail to meet our customers' technical or cost requirements and may be replaced by competitive equipment or an alternative technology solution. Our inability to meet such hardware and software requirements could impact our ability to recognize revenue on the related equipment. Our inability to provide a test system that meets requested performance criteria when required by a device manufacturer would severely damage our reputation with that customer. This loss of reputation may make it substantially more difficult for us to sell test systems to that manufacturer for a number of years.

WE RELY ON SPIROX CORPORATION FOR A SIGNIFICANT PORTION OF OUR REVENUES AND THE TERMINATION OF THIS DISTRIBUTION RELATIONSHIP WOULD ADVERSELY AFFECT OUR BUSINESS

       One distributor, Spirox Corporation, a distributor in Taiwan that sells to end-user customers in Taiwan and China, accounted for 39%, 34% and 30% of our net sales in fiscal 1999, 1998, and 1997, respectively. The semiconductor industry is highly concentrated, and a small number of semiconductor device manufacturers and contract assemblers account for a substantial portion of the purchases of semiconductor test equipment generally, including our test equipment. Our top ten customers have recently accounted for at least a majority of our net sales. Consequently, our business, financial condition and results of operations could be materially adversely affected by the loss of or any reduction in orders by Spirox or any other significant customer, including the potential for reductions in orders by assembly and test service companies which that customer may utilize or reductions due to continuing or other technical, manufacturing or reliability problems with our products or continued slow-downs in the semiconductor industry or in other industries that manufacture products utilizing semiconductors. Our ability to maintain or increase sales levels will depend upon:

       -      our ability to obtain orders from existing and new customers;

       - our ability to manufacture systems on a timely and cost-effective basis;

       - our ability to complete the development of our new hardware and software products;

       -      our customers' financial condition and success;

       -      general economic conditions; and

       - our ability to meet increasingly stringent customer performance and other requirements and shipment delivery dates.

OUR LONG AND VARIABLE SALES CYCLE DEPENDS UPON FACTORS OUTSIDE OF OUR CONTROL AND COULD CAUSE US TO EXPEND SIGNIFICANT TIME AND RESOURCES PRIOR TO EARNING ASSOCIATED REVENUES

       Sales of our systems depend in part upon the decision of semiconductor manufacturers to develop and manufacture new semiconductor devices or to increase manufacturing capacity. As a result, sales of our testers are subject to a variety of factors we cannot control. The decision to purchase a tester generally involves a significant commitment of capital, with the attendant delays frequently associated with significant capital expenditures. For these and other reasons, our systems have lengthy sales cycles during which we may expend substantial funds and management effort to secure a sale, subjecting us to a number of significant risks. We cannot be certain that we will be able to maintain or increase net sales in the future or that we will be able to retain existing customers or attract new ones.

IF WE ENGAGE IN ACQUISITIONS, WE WILL INCUR A VARIETY OF COSTS, AND THE ANTICIPATED BENEFITS OF THE ACQUISITIONS MAY NEVER BE REALIZED

       We have developed in significant part through mergers and acquisitions of other companies and businesses. We intend in the future to pursue additional acquisitions of complementary product lines, technologies and businesses. We may have to issue debt or equity securities to pay for future acquisitions, which could be dilutive. We have also incurred and may continue to incur certain liabilities or other expenses in connection with acquisitions, which have and could continue to materially adversely affect our business, financial condition and results of operations.

       In addition, acquisitions involve numerous other risks, including:

       - difficulties assimilating the operations, personnel, technologies and products of the acquired companies;

       - diversion of our management's attention from other business concerns;

       - risks of entering markets in which we have no or limited experience; and

       -      the potential loss of key employees of the acquired companies.

       For these reasons, we cannot be certain what effect future acquisitions may have on our business, financial condition and results of operations.

CHANGES TO FINANCIAL ACCOUNTING STANDARDS MAY AFFECT OUR REPORTED RESULTS OF OPERATIONS

       We prepare our financial statements to conform with generally accepted accounting principles, or GAAP. GAAP are subject to interpretation by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may even affect our reporting of transactions completed before a change is announced. Accounting policies affecting many other aspects of our business, including rules relating to purchase and pooling-of-interests accounting for business combinations, in-process research and development charges, employee stock purchase plans and stock option grants have recently been revised or are under review. Changes to those rules or the questioning of current practices may have a material adverse effect on our reported financial results or on the way we conduct our business. In addition, our preparation of financial statements in accordance with GAAP requires that we make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding those estimates could result in a change to our estimates and could impact our future operating results.

OUR EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS

       Our future operating results depend substantially upon the continued service of our executive officers and key personnel, none of whom are bound by an employment or non-competition agreement. Our future operating results also depend in significant part upon our ability to attract and retain qualified management, manufacturing, technical, engineering, marketing, sales and support personnel. Competition for personnel is intense, and we cannot ensure success in attracting or retaining personnel. There may be only a limited number of persons with the requisite skills to serve in these positions and it may be increasingly difficult for us to hire personnel over time. Our business, financial condition and results of operations could be materially adversely affected by the loss of any of our key employees, by the failure of any key employee to perform in his or her current position, or by our inability to attract and retain skilled employees.

WE HAVE A NEW EXECUTIVE MANAGEMENT TEAM AND IF THEY ARE UNABLE TO WORK TOGETHER EFFECTIVELY, OUR BUSINESS MAY BE HARMED

       In July 1999, we announced the appointment of Dr. Graham J. Siddall as our new President and Chief Executive Officer. Dr. Siddall joined Credence from KLA-Tencor where he was Executive Vice President of the Wafer Inspection Group. We have experienced several other transitions in executive management in recent years. In conjunction with the departure in December 1998 of our former Chairman and Chief Executive Officer, our Board of Directors appointed David A. Ranhoff, Executive Vice President, and Dennis P. Wolf, Executive Vice President, Chief Financial Officer and Secretary, jointly to the office of the President. The Board also named a new Chairman, Dr. William Howard, Jr., and began a search for a new chief executive officer which culminated in the appointment of Dr. Siddall. These transitions have placed significant demands on our operational, administrative and financial staff and we anticipate that these demands will not decline in the near term. We cannot be certain that such transitions will not have a material adverse effect on our business, financial condition and results of operations, or the way we are perceived by the market or on the price of our common stock.

OUR INTERNATIONAL BUSINESS EXPOSES US TO ADDITIONAL RISKS

       International sales accounted for approximately 64%, 69% and 70% of our total net sales for the fiscal years 1999, 1998 and 1997, respectively. As a result, we anticipate that international sales will continue to account for a significant portion of our total net sales in the foreseeable future. These international sales will continue to be subject to certain risks, including:

       -      changes in regulatory requirements;

       -      tariffs and other barriers;

       -      political and economic instability;

       -      an outbreak of hostilities;

       -      integration of foreign operations of acquired businesses;

       -      foreign currency exchange rate fluctuations;

       - difficulties with distributors, joint venture partners, original equipment manufacturers, foreign subsidiaries and branch operations;

       -      potentially adverse tax consequences; and

       -      the possibility of difficulty in accounts receivable collection.

       We are also subject to the risks associated with the imposition of domestic and foreign legislation and regulations relating to the import or export of semiconductor equipment. We cannot predict whether the import and export of our products will be subject to quotas, duties, taxes or other charges or restrictions imposed by the United States or any other country in the future. Any of these factors or the adoption of restrictive policies could have a material adverse effect on our business, financial condition or results of operations. Net sales to the Asia Pacific region accounted for approximately 55%, 60% and 66% of our total net sales in the fiscal years 1999, 1998 and 1997, and thus, demand for our products is subject to the risk of economic instability in that region and could continue to be materially adversely affected. Countries in the Asia Pacific region, including Korea and Japan, have experienced weaknesses in their currency, banking and equity markets in the recent past. These weaknesses could continue to adversely affect demand for our products, the availability and supply of our product components, and our consolidated results of operations. The recent Asian financial crisis contributed to a widespread uncertainty and a slowdown in the semiconductor industry. This slowdown resulted in reduced spending on semiconductor capital equipment, including ATE, and has had, and may in the future have, a material adverse effect on our product backlog, balance sheet and results of operations.

       In addition, one of our major customers, Spirox Corporation, is a Taiwanese distributor. This subjects a significant portion of our receivables and future revenues to the risks associated with doing business in a foreign country, including political and economic instability, currency exchange rate fluctuations and regulatory changes. Disruption of business in Asia caused by the previously mentioned factors could continue to have a material impact on the Company's business, financial condition or results of operations.

IF THE PROTECTION OF PROPRIETARY RIGHTS IS INADEQUATE, OUR BUSINESS COULD BE HARMED

       We attempt to protect our intellectual property rights through patents, copyrights, trademarks, maintenance of trade secrets and other measures, including entering into confidentiality agreements. However, we cannot be certain that others will not independently develop substantially equivalent intellectual property or that we can meaningfully protect our intellectual property. Nor can we be certain that our patents will not be invalidated, deemed unenforceable, circumvented or challenged, or that the rights granted thereunder will provide us with competitive advantages, or that any of our pending or future patent applications will be issued with claims of the scope we seek, if at all. Furthermore, we cannot be certain that others will not develop similar products, duplicate our products or design around our patents, or that foreign intellectual property laws, or agreements into which we have entered will protect our intellectual property rights. Inability or failure to protect our intellectual property rights could have a material adverse effect upon our business, financial condition and results of operations. We have been involved in extensive, expensive and time-consuming reviews of, and litigation concerning, patent infringement claims.

OUR BUSINESS MAY BE HARMED IF WE ARE FOUND TO INFRINGE PROPRIETARY RIGHTS OF OTHERS

        We have at times been notified that we may be infringing intellectual property rights of third parties, and we have litigated patent infringement claims in the past. We expect to continue to receive notice of such claims in the future. In July 1998, inTEST IP Corporation, or inTEST, alleged in writing that one of our products is infringing a patent held by inTEST. We may also be obligated to other third parties relating to this allegation. We believe we have meritorious defenses to the claims. However, we cannot be certain of success in defending this patent infringement claim or claims for indemnification resulting from infringement claims.

       Some of our customers have received notices from Mr. Jerome Lemelson alleging that the manufacture of semiconductor products and/or the equipment used to manufacture semiconductor products infringes certain patents issued to Mr. Lemelson. We have been notified by customers that we may be obligated to defend or settle claims that our products infringe Mr. Lemelson's patents, and that if it is determined that the customers infringe Mr. Lemelson's patents, that customer intends to seek indemnification from us for damages and other related expenses.

       We cannot be certain of success in defending current or future patent infringement claims or claims for indemnification resulting from infringement claims. Our business, financial condition and results of operations could be materially adversely affected if we must pay damages to a third party or suffer an injunction or if we expend significant amounts in defending any such action, regardless of the outcome. With respect to any claims, we may seek to obtain a license under the third party's intellectual property rights. We cannot be certain, however, that the third party will grant us a license on reasonable terms or at all. We could decide, in the alternative, to continue litigating such claims. Litigation has been and could continue to be extremely expensive and time consuming, and could materially adversely affect our business, financial condition or results of operations, regardless of the outcome.

OUR HIGH CAPITAL EXPENDITURES MAY REQUIRE US TO OBTAIN ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE ON TERMS SATISFACTORY TO US

       Developing and manufacturing new ATE systems and enhancements is highly capital intensive. In order to be competitive, we must make significant investments in, among other things:

       -      capital equipment;

       -      expansion of operations;

       -      systems;

       -      procedures and controls;

       -      research and development and worldwide training; and

       -      customer service and support.

       We may be unable to obtain additional financing in the future on acceptable terms, or at all. In connection with our issuance in September 1997 of convertible promissory notes, we currently have outstanding $96.6 million of these notes which resulted in a ratio of long-term debt to total capitalization at October 31, 1999 of approximately 35%. As a result, our principal and interest obligations are substantial. The degree to which we are leveraged could materially adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make our business more vulnerable to industry downturns and competitive pressures. Our ability to meet debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. If we raise additional funds by issuing equity securities, our stockholders could be significantly diluted. We may exchange notes for shares of our common stock or may refinance, exchange or redeem the notes, which may also dilute stockholders and may make it difficult for us to obtain additional future financing, if needed.

       If we are unable to obtain adequate funds, we may be required to restructure or refinance our debt or to delay, scale back or eliminate certain of our research and development, acquisition or manufacturing programs. We may also need to obtain funds through arrangements with partners or others and we may be required to relinquish rights to certain of our technologies or potential products or other assets.

A VARIETY OF FACTORS MAY CAUSE THE PRICE OF OUR STOCK TO BE VOLATILE

       In recent years, the stock market in general, and the market for shares of high-tech companies in particular, including ours, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. For example, in fiscal 1998, the price of our common stock ranged from a high of $35.25 to a low of $9.31. In fiscal 1999, the price of our common stock ranged from a high of $49.88 to a low of $14.38. The market price of our common stock is likely to continue to fluctuate significantly in the future, including fluctuations unrelated to our performance.

       We believe that fluctuations of our stock price may be caused by a variety of factors, including:

       -      announcements of developments related to our business;

       -      fluctuations in our financial results;

       - general conditions or developments in the semiconductor and capital equipment industry and the general economy;

       -      sales or purchases of our common stock in the marketplace;

       - announcements of our technological innovations or new products or enhancements or those of our competitors;

       -      developments in patents or other intellectual property rights;

       -      developments in our relationships with customers and suppliers; or

       - a shortfall or changes in revenue, gross margins or earnings or other financial results from analysts' expectations or an outbreak of hostilities or natural disasters.

                         RISKS RELATED TO THIS OFFERING

WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS THAT COULD DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY

       Provisions of our amended and restated certificate of incorporation, shareholders rights plan, equity incentive plans, bylaws and of Delaware law may discourage transactions involving a change in corporate control. In addition to the foregoing, our classified board of directors, the stockholdings of our officers, directors and persons or entities that may be deemed affiliates, our shareholder rights plan and the ability of our board of directors to issue preferred stock without further stockholder approval could have the effect of delaying, deferring or preventing a third party from acquiring us and may adversely affect the voting and other rights of holders of our common stock.

MANAGEMENT MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT DO NOT IMPROVE OUR OPERATING RESULTS OR MARKET VALUE

       The net proceeds from the sale of the common stock in this offering will be used for working capital and general corporate purposes. A portion may be used to acquire assets, technology and businesses. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our operating results or market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value. See "Use of Proceeds."

                  CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

       This prospectus and the documents incorporated by reference herein contain forward-looking statements which involve risks and uncertainties. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and assumptions. We use words such as anticipates, expects, intends, plans, believes, seeks, estimates and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference herein. You should not place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. We undertake no obligation to update these statements or publicly release the result of any revision to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS

       Our net proceeds from the sale of the 2,000,000 shares of common stock offered by us, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us, are estimated to be approximately $
million ($    million if the underwriters' over-allotment option is exercised in full). We will use these net proceeds for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to acquire assets, technologies and businesses. We currently have no commitments or agreements with respect to any material acquisitions. Pending use of the net proceeds, we plan to invest the net proceeds in short-term investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." We will have broad discretion as to the allocation and use of the net proceeds that we will receive.

                           PRICE RANGE OF COMMON STOCK

       Our common stock commenced trading on the Nasdaq National Market on October 28, 1993 and is traded under the symbol CMOS. The following table sets forth, for the periods indicated, the high and low daily closing sales prices for the common stock as reported on the Nasdaq National Market.

                                                                                       COMMON STOCK PRICE
                                                                                       -------------------
                                                                                        HIGH        LOW
                                                                                       --------    -------
         FISCAL YEAR 1998
         First Quarter...............................................................   $35.25     $18.13
         Second Quarter..............................................................    34.00      24.87
         Third Quarter...............................................................    28.50      16.87
         Fourth Quarter..............................................................    20.56       9.31

         FISCAL YEAR 1999
         First Quarter...............................................................   $29.88     $14.38
         Second Quarter..............................................................    30.88      17.88
         Third Quarter...............................................................    41.50      24.13
         Fourth Quarter..............................................................    49.88      36.88

         FISCAL YEAR 2000
         First Quarter through January 25, 2000......................................   $98.88     $44.44


       On January 25, 2000, the reported last sale price for the common stock as reported by the Nasdaq National Market was $96.50 per share. As of December 10, 1999, there were 216 stockholders of record of the common stock.

                                 DIVIDEND POLICY

       We have not paid any dividends since our inception. We currently intend to retain any earnings for use in developing and growing our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and our lenders and will be dependent on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors deemed relevant by the board of directors. Under our credit facility, we are required to get the bank's approval prior to the payment of dividends.

                                 CAPITALIZATION

       The following table sets forth our capitalization as of October 31, 1999:

       -      on an actual basis; and

       - as adjusted to reflect the sale of 2,000,000 shares of common stock by us at an assumed offering price of $96.50 per share, after deducting the underwriters' discounts and commissions and the estimated offering expenses payable by us.

       This table should be read in conjunction with our selected consolidated financial data included elsewhere in this prospectus or incorporated by reference herein (in thousands, except share amounts).

                                                                                            AS OF OCTOBER 31, 1999
                                                                                            ----------------------
                                                                                              ACTUAL   AS ADJUSTED
                                                                                            ---------- -----------
Convertible subordinated notes...........................................................   $  96,610   $  96,610
Stockholders' equity
Preferred stock, $0.001 par value; 1,000,000 shares authorized; no shares issued and               --          --
   outstanding actual and as adjusted....................................................
Common stock, $0.001 par value; 40,000,000 shares authorized; 22,516,842 shares issued             22         24
   and outstanding actual; 24,516,842 shares issued and outstanding as adjusted..........
Additional paid-in capital...............................................................     135,221     313,909
Treasury stock, at cost..................................................................     (10,522)    (10,522)
Accumulated other comprehensive loss.....................................................        (661)       (661)
Retained earnings........................................................................      57,348      57,348
       Total stockholders' equity........................................................     181,408     360,098
            Total capitalization.........................................................    $278,018    $456,708
                                                                                            ========== ===========

-------------------


       The number of shares of common stock outstanding after the offering is based upon 22,516,842 shares of common stock outstanding as of October 31, 1999, and excludes:

              - 2,974,426 shares of common stock subject to outstanding options as of December 31, 1999 at a weighted average exercise price of $30.00;

              - 598,945 shares that are available for future grants under our 1993 Stock Option Plan as of December 31, 1999;

              - 253,042 shares that are available for future issuance under our 1994 Employee Stock Purchase Plan as of December 31, 1999;

              - 1,397,108 shares of common stock issuable upon conversion of our convertible subordinated notes due September 15, 2002; and

              - 253,200 shares of common stock issued between November 1, 1999 and December 31, 1999 pursuant to our employee benefit plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

       The following table sets forth selected consolidated financial data as of and for the periods indicated. The consolidated statement of operations data and other data for each of the fiscal years in the three-year period ended October 31, 1999 and the consolidated balance sheet data as of October 31, 1998 and 1999 were derived from our consolidated financial statements audited by Ernst & Young LLP and incorporated by reference in this prospectus. The consolidated statement of operations data for the fiscal years ended October 31, 1995 and 1996 and the consolidated balance sheet data as of October 31, 1995, 1996 and 1997 were derived from our consolidated financial statements audited by Ernst & Young LLP not included or incorporated by reference in this prospectus. You should read this information together with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and condensed consolidated financial statements, including the notes thereto, incorporated by reference in this prospectus.

                                                                       FISCAL YEAR ENDED OCTOBER 31,
                                                          --------------------------------------------------------
                                                            1995       1996       1997        1998        1999
                                                          ---------- ---------- ----------  ---------- -----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Net sales:
  Systems and upgrades.................................    $160,030   $221,096   $186,264    $187,887    $172,584
  Service, spare parts and software....................      16,775     17,692     17,828      28,916      24,599
                                                          ---------- ---------- ----------  ---------- -----------
         Total net sales...............................     176,805    238,788    204,092     216,803     197,183
Cost of goods sold--on net sales.......................      70,121     97,010     89,956      97,004      95,205
Cost of goods sold--special charges....................          --         --         --      28,352          --
                                                          ---------- ---------- ----------  ---------- -----------
         Gross margin..................................     106,684    141,778    114,136      91,447     101,978
Operating expenses:
  Research and development.............................      24,859     35,442     37,350      47,484      38,908
  Selling, general and administrative..................      38,008     52,002     55,701      64,151      58,660
  In-process research and development..................          --         --      6,022       1,998         858
  Special charges......................................          --         --         --      20,386       7,565
                                                          ---------- ---------- ----------  ---------- -----------
         Total operating expenses......................      62,867     87,444     99,073     134,019     105,991
                                                          ---------- ---------- ----------  ---------- -----------
Operating income (loss)................................      43,817     54,334     15,063     (42,572)     (4,013)
Interest income .......................................       2,979      4,155      4,769       8,497       6,631
Interest and other income (expenses), net..............        (147)      (222)    (1,602)     (7,195)     (6,370)
                                                          ---------- ---------- ----------  ---------- -----------
Income (loss) before income tax provision
  (benefit) and minority interest......................      46,649     58,267     18,230     (41,270)     (3,752)
Income tax provision (benefit).........................      16,295     20,564      7,531     (14,785)     (1,372)
                                                          ---------- ---------- ----------  ---------- -----------
Income (loss) before minority interest.................      30,354     37,703     10,699     (26,485)     (2,380)
                                                          ========== ========== ==========  ========== ===========
Minority interest (benefit)............................          --         --          6        (203)         75
                                                          ---------- ---------- ----------  ---------- -----------
Net income  (loss before extraordinary)
  items................................................      30,354     37,703     10,693     (26,282)     (2,455)
Gain on extinguishment of debt, net of taxes of
  $926 in 1999.........................................          --         --         --          --       1,646
                                                          ---------- ---------- ----------  ---------- -----------
Net income (loss)......................................     $30,354    $37,703    $10,693    $(26,282)    $  (809)
                                                          ========== ========== ==========  ========== ===========

NET INCOME (LOSS) PER SHARE:

  Basic before extraordinary item......................     $  1.50    $  1.75    $  0.49     $ (1.22)    $ (0.12)
  Basic extraordinary item.............................          --         --         --          --     $  0.08
                                                          ---------- ---------- ----------  ---------- -----------
  Basic................................................     $  1.50    $  1.75    $  0.49     $ (1.22)    $ (0.04)
                                                          ========== ========== ==========  ========== ===========
  Diluted before extraordinary item....................     $  1.45    $  1.72    $  0.47     $ (1.22)    $ (0.12)
  Diluted extraordinary item...........................          --    $    --         --          --     $  0.08
                                                          ---------- ---------- ----------  ---------- -----------
  Diluted..............................................     $  1.45    $  1.72    $  0.47     $ (1.22)    $ (0.04)
                                                          ========== ========== ==========  ========== ===========

NUMBER OF SHARES USED IN COMPUTING NET INCOME (LOSS)
 PER SHARE AMOUNTS:
  Basic................................................      20,273     21,532     21,865      21,533      21,088
                                                          ========== ========== ==========  ========== ===========
  Diluted..............................................      21,008     21,977     22,512      21,533      21,899
                                                          ========== ========== ==========  ========== ===========

                                                                                                AS OF OCTOBER 31,
                                                          AS OF OCTOBER 31,                            1999
                                       -------------------------------------------------------- -------------------
                                         1995        1996       1997       1998        1999        AS ADJUSTED
                                       ----------  ---------- ---------- ----------  ---------- -------------------
                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA
Cash, cash equivalents, restricted
cash and short term investments..       $ 83,579    $ 86,292   $177,776    $113,568   $ 91,878            $270,568
Working capital..................        126,395     144,623    250,336     184,606    166,727             345,417
Total assets.....................        186,593     223,042    358,141     306,189    340,420             519,110
Convertible subordinated notes...             --          --    115,000     115,000     96,610              96,610
Retained earnings................         46,326      84,029     94,722      58,157     57,348              57,348
Total stockholders' equity.......        150,286     189,782    204,911     150,017    181,408             360,098

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       CERTAIN STATEMENTS IN THIS DISCUSSION AND ANALYSIS ARE FORWARD LOOKING STATEMENTS BASED ON CURRENT EXPECTATIONS, AND ENTAIL VARIOUS RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN SUCH FORWARD LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES ARE SET FORTH UNDER THE CAPTION "RISK FACTORS." THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCORPORATED BY REFERENCE OR INCLUDED ELSEWHERE HEREIN.

OVERVIEW

        In addition to the historical information contained in this prospectus, the discussion in this prospectus contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements whenever they appear in this prospectus. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below as well as those cautionary statements and other factors set forth in "Risk Factors" and elsewhere herein.

       Our sales, gross margins and operating results have in the past fluctuated significantly and will, in the future, fluctuate significantly depending upon a variety of factors. The factors that have caused and will continue to cause our results to fluctuate include cyclicality or downturns in the semiconductor market and the markets served by our customers, the timing of new product announcements and releases by us or our competitors, market acceptance of new products and enhanced versions of our products, manufacturing inefficiencies associated with the start up of new products, changes in pricing by us, our competitors, customers or suppliers, the ability to volume produce systems and meet customer requirements, inventory obsolescence, patterns of capital spending by customers, delays, cancellations or reschedulings of orders due to customer financial difficulties or otherwise, expenses associated with acquisitions and alliances, product discounts, product reliability, the proportion of direct sales and sales through third parties, including distributors and original equipment manufacturers, the mix of products sold, the length of manufacturing and sales cycles, natural disasters, political and economic instability, regulatory changes and outbreaks of hostilities. Due to these and additional factors, historical results and percentage relationships discussed in this prospectus will not necessarily be indicative of the results of operations for any future period. For a further discussion of our business, and risk factors affecting our results of operations, please refer to the section entitled "Risk Factors" included elsewhere herein.

RESULTS OF OPERATIONS

       The following table sets forth certain operating data as a percentage of net sales for the fiscal years indicated:

                                                                                  FISCAL YEAR ENDED OCTOBER 31,
                                                                              -----------------------------------
                                                                                1999         1998         1997
                                                                              ----------   ----------   ---------
Net sales.....................................................................      100%         100%        100%
Cost of goods sold--on net sales..............................................       48           45          44
Cost of goods sold--special charges............................................      --           13          --
                                                                              ----------   ----------   ---------
Gross margin..................................................................       52           42          56
                                                                              ----------   ----------   ---------
Operating expenses:
Research and development......................................................       20           22          18
Selling, general and administrative...........................................       30           30          27
In-process research and development...........................................       --            1           3
Special charges...............................................................        4            9          --
                                                                              ----------   ----------   ---------
     Total operating expenses.................................................       54           62          48
                                                                              ----------   ----------   ---------
Operating income (loss).......................................................       (2)%        (20)%         8%
                                                                              ==========   ==========   =========

       1999 VS 1998

       NET SALES. Net sales consist of revenues from the sale of systems, upgrades, spare parts, maintenance contracts and software. Net sales declined 9% to $197.2 million in fiscal 1999 from $216.8 million in fiscal 1998. Our net sales increased from $26.5 million in the first quarter of fiscal 1999 to $80.2 million for the fourth quarter of fiscal 1999. This was in sharp contrast to 1998 when our net sales decreased from $82.4 million in the first quarter of fiscal 1998 to $22.4 million for the fourth quarter of fiscal 1998. During fiscal 1999, our net sales improved each sequential quarter because of three principal factors:

       -      a significant increase in the worldwide demand for semiconductor
              ATE;

       - improved business and economic conditions in Asia and particularly in Taiwan; and

       - the launch of three major products: the Valstar high-performance digital tester, the Quartet high-performance mixed signal tester and the Kalos memory tester.

       These factors resulted in our experiencing increasing net sales activity through fiscal 1999. The improved worldwide demand for semiconductor ATE has led to customers purchasing for increased capacity and the launch of our new products has led to some customers purchasing products with new features or capabilities.

       International net sales accounted for approximately 64% and 69% of total net sales in fiscal 1999 and 1998, respectively. Our net sales to the Asia Pacific region accounted for approximately 55% and 60% of total net sales in fiscal 1999 and 1998, respectively, and thus are subject to the risk of economic instability in that region that materially adversely affected the demand for our products in 1998. Capital markets in Korea and other areas of Asia have been highly volatile, resulting in economic instabilities. These instabilities may reoccur or worsen, which could materially adversely affect demand for our products.

       Our net sales by product line in fiscal 1999 and 1998 consisted of:

                                                                                      FISCAL YEAR ENDED
                                                                                         OCTOBER 31,
                                                                                     -------------------
                                                                                       1999      1998
                                                                                     ---------- --------
Mixed-Signal.........................................................................       65%      66%
Logic................................................................................       16       18
Memory...............................................................................        7        4
Service and software.................................................................       12       12
                                                                                     ---------- --------
Total................................................................................      100%     100%
                                                                                     ========== ========

        The increase in the memory percentage and the high percentage of net sales attributable to mixed-signal products is principally derived from the sales of the new Kalos and Quartet products. Revenues from software were not material to our operations in fiscal 1999 and 1998, representing less than 4% of our net sales in each period.

       GROSS MARGIN. Our gross margin as a percentage of net sales increased to 51.7% in fiscal 1999 from 42.2% in fiscal 1998. The increase in 1999 was due primarily to relatively low gross margins in 1998 attributable to the special charges taken in that year. We recorded special charges to cost of goods sold in 1998 totaling $28.4 million, consisting primarily of write-offs for excess or obsolete inventory, as more fully described below. Additionally, gross margins were negatively impacted due to lower average selling prices caused by increased competition in the markets the Company serves and due to inefficiencies caused by the lower manufacturing volumes.

       RESEARCH AND DEVELOPMENT. Research and development expenses as a percentage of net sales were 19.7% and 21.9%, in fiscal 1999 and 1998, respectively. R&D expenses declined in absolute dollars to $38.9 million in fiscal 1999 from $47.5 million in fiscal 1998, reflecting lower investments in the development of new products, and enhancements of existing product lines. We restructured our business in the third and fourth quarters of fiscal 1998 in response to a major downturn in the business at that time. As a result of that industry downturn, we downsized our operations including reduced headcount, reduced and delayed projects including facility expansions and certain research and development projects. We currently intend to continue to invest significant resources in the development of new products and enhancements for the foreseeable future and would expect R&D expenses to be higher in absolute dollars in fiscal 2000 than those recorded in fiscal 1999.

       SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative, or SG&A, expenses decreased to $58.7 million in fiscal 1999 from $64.2 million in fiscal 1998, a decrease of 8.6%. The decrease in absolute dollars in fiscal 1999 resulted primarily from our downsizing which occurred in the latter half of fiscal 1998. We restructured our business in the third and fourth quarters of fiscal 1998 in response to a major downturn in the business at that time. As a result of that industry downturn, we downsized our operations including reduced headcount, reduced and delayed projects including facility expansions. During early fiscal 1999, we undertook a project to replace a majority of our financial, manufacturing, distribution, planning and control systems with the R/3 system from SAP America, Inc. This system became operational in June 1999. In September 1999, we relocated our Oregon operations to a newly constructed facility in Hillsboro, Oregon. Because of these and other investments, we anticipate that SG&A expenses will be higher in absolute dollars in fiscal 2000 than those recorded in fiscal 1999.

       IN-PROCESS RESEARCH AND DEVELOPMENT. In September 1999, we purchased Opmaxx, Inc. for $8.0 million in cash and the assumption of liabilities and the conversion of employee stock options worth $0.6 million. Additionally, we agreed to make payments to the common shareholders of Opmaxx in an amount equal to 10% of the net receipts from sales of the Opmaxx products from September 1999 through December 31, 2003. In connection with this acquisition, we recognized $0.9 million of acquired in-process research and development, or IPR&D. The remaining $7.7 million has been capitalized, of which $7.5 million is for purchased technology and other intangible assets which will be amortized ratably over their estimated useful lives, ranging from two to five years. Opmaxx is being integrated with our subsidiary, Fluence Technology, Inc.

       Our management made certain assessments with respect to the determination of all identifiable assets resulting from, or to be used in, research and development activities as of the acquisition date. Each of these activities was evaluated by both interviews and data analysis to determine our state of development and related fair value. Our review indicated that the IPR&D had not reached a state of technological feasibility and the underlying technology had no alternative future use to us in other research and development projects or otherwise. In the case of IPR&D, fair values of the corresponding technologies were determined using an income approach, which included a discounted future earnings methodology. Under this methodology, the value of the in-process technology is comprised of the total present value of the anticipated after-tax cash flows attributable to the in-process project, discounted to net present value, taking into account the uncertainty surrounding the successful development of the purchased IPR&D.

       The IPR&D acquired from Opmaxx consists of products and projects related to analog and mixed-signal self test. These products and projects are aimed at the development of design verification and sensitivity analysis, design fault coverage, test evaluation and optimization. We estimated that approximately 55% of the research and development effort, based on time spent and complexity, had been completed at the date of the acquisition. The significant work remaining to complete the current versions of the products was estimated to take approximately 8 engineering person years, at a cost of approximately $1 million and be completed by the end of fiscal 2000.

       SPECIAL CHARGES. In the second quarter of fiscal 1999, we recorded special charges totaling $6.2 million, of which $0.3 million was for employee severance and $5.9 million was for abandoned facilities. These charges were recorded as a result of our response to a major downturn in the business outlook for the ATE and related semiconductor and semiconductor equipment industries at that time as well as the decision to relocate our Oregon operations from a facility in Beaverton to a newly constructed facility in Hillsboro, Oregon.

       In the fourth quarter of fiscal 1999, we recorded special charges totaling $1.3 million. This charge included expenses related to the Opmaxx acquisition of $0.6 million as well as the $0.7 million write-down of certain intangible assets from another acquisition in the integration of Opmaxx with Fluence.

       EXTRAORDINARY GAIN--EXTINGUISHMENT OF DEBT. In fiscal 1999, we recorded a pre-tax extraordinary gain of $2.6 million for the retirement of $18.4 million of our convertible subordinated notes in exchange for 603,000 shares of our common stock held in treasury.

       INTEREST INCOME. We generated interest income of $6.6 million and $8.5 million in fiscal 1999 and 1998, respectively. The decrease was due to lower average cash and investment balances in 1999 as compared to 1998.

These lower average balances were the result of our net losses in fiscal 1998 as well as $32.8 million dispersed for the repurchase of our common stock during 1998.

       INTEREST AND OTHER EXPENSES. Interest and other expenses decreased to $6.4 million in fiscal 1999 from $7.2 million in fiscal 1998, primarily due to lower interest expense on a lower outstanding balance of our convertible subordinated notes.

       INCOME TAX. Our effective tax benefit rate was 36% for fiscal 1999 and 1998. The tax benefit rate for both years was less than the combined federal and state statutory rate primarily due to non-deductible in-process research and development expenses.

       Realization of the net deferred tax assets is dependent on our ability to generate approximately $40,000,000 of future taxable income. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. However, there can be no assurance that we will meet our expectations of future income. A valuation allowance was established in both fiscal 1999 and 1998 to offset a portion of the deferred tax assets attributable to the in-process research and development. Due to the period over which these tax benefits will be recognized, sufficient uncertainty exists regarding the realizability of a portion of these assets to warrant a valuation allowance. Management will evaluate the realizability of the deferred tax assets on a quarterly basis and assess the need for additional valuation allowances.

       1998 VS 1997

       NET SALES. Net sales increased 6% to $216.8 million in fiscal 1998 from $204.1 million in fiscal 1997; however our net sales decreased from $82.4 million in the first quarter of fiscal 1998 to $22.4 million for the fourth quarter of fiscal 1998. The year-over-year increase over 1997 was driven primarily by increased worldwide demand for semiconductor ATE, including our products, during the end of calendar 1997 and including the first quarter of our fiscal 1998. This was followed by a very significant decline in worldwide demand for semiconductor ATE, which led to a material decline in net sales of our products in the last three quarters of fiscal 1998. During fiscal 1998, our net sales were also materially adversely affected by our inability to complete three major product introductions, consisting of the ValStar high-performance digital tester, the Quartet high-performance mixed-signal tester and the Kalos memory tester. We believe that our existing completed products were being primarily purchased when our customers required increased capacity and that these three newer products, once completed, will be primarily purchased by customers seeking increased functionality instead of or in addition to increased capacity. We believe we will be unable to achieve a significant increase in our net sales until either increased demand for semiconductors causes an increase in capacity buys or until we complete our major product introductions and can generate increased functionality buys with our newer products.

       International net sales accounted for approximately 69% and 70% of total net sales in fiscal 1998 and 1997, respectively. Our net sales to the Asia Pacific region accounted for approximately 60% and 66% of total net sales in fiscal 1998 and 1997, respectively, and thus are subject to the risk of economic instability in that region that materially adversely affected the demand for our products in 1998. Capital markets in Korea and other areas of Asia have been highly volatile, resulting in economic instabilities. These instabilities may continue or worsen, which could continue to materially adversely affect demand for our products.

       GROSS MARGIN. Our gross margin as a percentage of net sales decreased to 42.2% in fiscal 1998 from 55.9% in fiscal 1997. The decrease was due primarily to special charges taken in fiscal 1998 as a result of a significant decrease in net sales in the last three quarters of fiscal 1998. We recorded special charges to cost of goods sold in 1998 totaling $28.4 million, consisting primarily of write-offs for excess or obsolete inventory, as more fully described below. Additionally, gross margins were negatively impacted due to lower average selling prices caused by increased competition in the markets we serve and due to inefficiencies caused by the lower manufacturing volumes.

       RESEARCH AND DEVELOPMENT. R&D expenses as a percentage of net sales were 21.9% and 18.3%, in fiscal 1998 and 1997, respectively. R&D expenses increased to $47.5 million in fiscal 1998 from $37.4 million in fiscal 1997, reflecting continued investments in the development of new products, as well as enhancements of existing product lines.

       SELLING, GENERAL AND ADMINISTRATIVE. SG&A expenses increased to $64.2 million in fiscal 1998 from $55.7 million in fiscal 1997, an increase of 15.3%. The increase in fiscal 1998 resulted primarily from marketing costs associated with new product introductions and higher operating expenses associated with acquisitions made during 1998 and the last half of fiscal 1997, partially offset by decreases in expenditures in the latter three quarters of fiscal 1998 as we responded to the general downturn in the semiconductor industry. During this period of depressed revenues, we undertook a project to replace a majority of our financial, manufacturing, distribution, planning and control systems with the R/3 system from SAP America, Inc. This system became operational in June 1999.

       IN-PROCESS RESEARCH AND DEVELOPMENT. In June 1998, the Company purchased from Heuristics Physics Laboratories, Inc. certain assets and assumed certain liabilities relating to their memory self test business for $8.0 million in cash and the assumption of $0.2 million in liabilities. Additionally, the Company agreed to make payments to the shareholder representatives of Heuristics in an amount equal to 10% of our net sales of products derived from the assets acquired from Heuristics' design for test division for a period of two years following the acquisition. The amounts paid in 1999 under this arrangement were insignificant. In connection with the Heuristics acquisition, we recognized $2.0 million of acquired in-process research and development. The remaining $6.2 million has been capitalized, of which $5.3 million is for purchased technology and other intangible assets which will be amortized ratably over their estimated useful lives of five years.

       Our management made certain assessments with respect to the determination of all identifiable assets resulting from, or to be used in, research and development activities as of the acquisition date. Each of these activities was evaluated, by both interviews and data analysis, to determine our state of development and related fair value. Our review indicated that the IPR&D had not reached a state of technological feasibility and the underlying technology had no alternative future use to us in other research and development projects or otherwise. In the case of IPR&D, fair values of the corresponding technologies were determined using an income approach, which included a discounted future earnings methodology. Under this methodology, the value of the in-process technology is comprised of the total present value of the anticipated after-tax cash flows attributable to the in-process project, discounted to net present value, taking into account the uncertainty surrounding the successful development of the purchased IPR&D.

       The Heuristics acquired IPR&D consists of projects related to memory self test. These projects are aimed at the development of products that can perform self testing of on-chip memories, self testing of off-chip memories, automated memory test vector generation, built-in memory repair analysis and built-in automated memory circuit repair. The Company estimated that approximately 50% of the research and development effort, based on complexity, had been completed at the date of the acquisition. As of October 31, 1999, the Company has introduced memory BOST products and has largely completed development of a memory BIST software product. The Company recorded a $0.7 million write-down of the intangible assets acquired from Heuristics in conjunction with the integration of Opmaxx with Fluence in September 1999. This asset write-down was made based on an assessment of the current market potential for these products. There can be no assurance that these projects or products will achieve technological feasibility or that the Company will be able to successfully market these products.

       During fiscal 1997, the Company expensed $6.0 million of IPR&D resulting from the acquisition of certain assets of Summit Design, Inc. and Summit's wholly owned subsidiary, Test Systems Strategies, Inc. The IPR&D associated with the Test Systems Strategies acquisition related to the development of Standard Tester Interface Language, or STIL, tools. The STIL development project is an ongoing program that will provide a foundation for and be integrated into most of the Fluence software products. We believe the life of this program will continue into the foreseeable future.

       SPECIAL CHARGES. In the third and fourth quarters of fiscal 1998, we recorded special charges totaling $48.7 million, of which $28.4 million was classified as cost of goods sold and the balance was classified as operating expenses. These charges were recorded as a result of our response to a major downturn in the current and forecasted business outlook for the ATE and related semiconductor and semiconductor equipment industries which took place during the period. As a result of this industry downturn, we have downsized our operations including reducing headcount, reducing the volume of products being produced and canceling and delaying various projects, including facilities expansions and certain research and development projects. The impact of this downturn and these decisions is that significant amounts of our inventories, receivables, fixed assets, prepaid expenses, investments and purchased technologies have been impaired and certain liabilities have been incurred. As a result, we have written down the related assets to their net realizable values and made provision for the estimated liabilities.

       Of the $48.7 million in charges, approximately $28.4 million was charged as cost of goods sold, of which approximately $26.7 million was related to write-down of excess or obsolete inventories. The elements of the charges during fiscal 1998 are as follows (in thousands):



       Write-down of inventories to net realizable value
       (including expected losses on supplier commitments)............................   $   26,678
       Write-down of excess fixed assets to fair value................................        7,272
       Write-down of purchased technology and investments to fair value...............        5,118
       Write-off of prepaid and other current assets..................................        2,444
       Excess facility costs..........................................................        2,641
       Provision for uncollectible receivables........................................        3,389
       Employee termination benefits and accrued liabilities..........................        1,196
                                                                                         -----------
                                                                                         $   48,738
                                                                                         ===========


       At October 31, 1998, approximately $4.8 million in accrued liabilities related to special charges remained on our balance sheet, primarily the accrued loss on supplier commitments of $2.4 million and approximately $1.9 million for rent on excess facilities. The cash expenditures associated with these obligations will occur primarily in fiscal 1999. Cash expenditures associated with the special charges during fiscal 1998 were approximately $700,000, relating primarily to excess facilities and to severance costs.

       INTEREST INCOME. We generated interest income of $8.5 million and $4.8 million in fiscal 1998 and 1997, respectively. The increase was due to interest earned on significantly higher average cash and investments balances provided by the receipt of proceeds from the convertible subordinated notes issued in late fiscal 1997.

       INTEREST AND OTHER EXPENSES. Interest and other expenses increased to $7.2 million in fiscal 1998 from $1.6 million in fiscal 1997, primarily due to the interest expense on our convertible subordinated notes.

       INCOME TAX. Our effective tax benefit rate for fiscal 1998 was 36%, and the effective tax rate for fiscal 1997 was 41%. The effective tax benefit rate in 1998 was reduced, and the effective tax rate in 1997 was increased by non-deductible in-process research and development expenses.

YEAR 2000 READINESS

       The Year 2000 issue results from the use in computer hardware and software of two digits rather than four digits to define the applicable year. When computer systems must process dates both before and after January 1, 2000, two-digit year "fields" may create processing ambiguities that can cause errors and system failures. The results of these errors may range from minor undetected errors to the complete shutdown of an affected system. These errors or failures may have limited effects, or the effects may be widespread, depending on the computer chip, system or software, and its location and function. The effects of the Year 2000 problem are exacerbated because of the interdependence of computer and telecommunications systems in the United States and throughout the world. Because of this interdependence, the failure of one system may lead to the failure of many other systems, even though the other systems are themselves Year 2000 compliant.

       Our Board of Directors has reviewed the Year 2000 issue generally and as it may affect our business activity. We implemented a Year 2000 plan which is designed to cover all of our activities. The plan will be modified as circumstances change and is monitored by our Board of Directors.

       The impact of Year 2000 issues on our business will depend not only on corrective actions that we have taken and will continue to take, but also on the way Year 2000 issues are addressed by governmental agencies, businesses and other third parties that provide us with services or data or receive services or data from us, or whose financial condition or operational capability is important to us. To reduce this exposure, we have an ongoing process of identifying and contacting mission-critical third party vendors and other significant third parties to determine their Year 2000 issues and results. Risks associated with any such third parties located outside the United States may be higher insofar as it is generally believed that non-U.S. businesses may not be addressing their Year 2000 issues on as timely a basis as U.S. businesses. Notwithstanding our efforts, we cannot be certain that we, mission-critical third party vendors or other significant third parties will adequately address their Year 2000 issues.

       Although it is difficult for us to estimate the total costs of implementing the plan, our current estimate is that such costs have been approximately $1.9 million through October 31, 1999 and will be approximately $200,000 additionally thereafter. However, although we believe that our estimates are reasonable, we cannot be certain, for the reasons stated in the next paragraph, that the actual costs of implementing the plan will not differ materially from the estimated costs. A significant portion of total Year 2000 project expenses is represented by existing staff that have been redeployed to this project. We do not believe that the redeployment of existing staff will have a material adverse effect on our business, results of operations or financial position. Nor do we expect incremental expenses related to the Year 2000 project to materially impact operating results in any one period.

       Although we are not aware of any material operational issues associated with the Year 2000, we cannot ensure that we will not experience material unanticipated negative consequences and/or material costs caused by undetected errors or defects in such systems or by our failure to adequately prepare for the results of such errors or defects, including the costs of related litigation, if any. The impact of such consequences could have a material adverse effect on our business, financial condition or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

       In fiscal 1999, net cash provided by operating activities was $22.0 million. This cash flow from operating activities was primarily attributable to net income before depreciation and amortization, extraordinary gain and special charges of $27.7 million, income tax refunds of $20.0 million, offset by cash used for net changes in the remaining operating assets and liabilities, particularly accounts receivable.

       Net cash used in investing activities during fiscal 1999 was $30.5 million. This cash was primarily used for net purchases of property and equipment of $18.0 million, $7.6 million was used to purchase other assets including Opmaxx, Inc. and $6.6 million was used to purchase available-for-sale securities.

       Net cash provided by financing activities in fiscal 1999 of $12.6 million was primarily due to the issuance of common stock and treasury stock in accordance with our employee stock option and stock purchase plans. We also recorded non-cash transactions during the year for the exchange of 603,000 shares of our common stock held in treasury for an aggregate of $18.4 million of its convertible subordinated notes. These transactions resulted in an extraordinary gain of $1.6 million, net of tax of $0.9 million, as well as an increase in paid-in capital of $15.4 million.

       As of October 31, 1999, our principal sources of liquidity consisted of $141.9 million in cash, cash equivalents, and available-for-sale securities, compared with $133.9 million at October 31, 1998. We have $20.0 million available under our unsecured bank line of credit expiring in July 2000. At October 31, 1999, there were no amounts outstanding under these agreements. Borrowings are subject to our compliance with financial and other covenants. We have outstanding long term debt of $96.6 million consisting of convertible subordinated notes due in September 2002. Additionally, as of October 31, 1999, we have operating leases for facilities and test and other equipment totaling approximately $35.8 million due through 2014. We expect that our existing cash, cash equivalents and available-for-sale investment balances, together with our current line of credit, net proceeds from this offering and anticipated cash flow from operations will satisfy our financing requirements for at least the next 12 months.

       We believe that because of the relatively long manufacturing cycles of many of our testers and the new products we have introduced, and plan to continue to introduce, investments in inventories will continue to represent a significant portion of working capital. Significant investments in accounts receivable and inventories subject us to increased risks, and could continue to materially adversely affect our business, financial condition and results of operations. The semiconductor industry has historically been highly cyclical and has experienced downturns, which have had a material adverse effect on the semiconductor industry's demand for automatic test equipment, including equipment manufactured and marketed by us. In addition, the automatic test equipment industry is highly competitive and subject to rapid technological change. It is reasonably possible that events related to the above factors may occur in the near term which would cause a change to our estimate of the net realizable value of receivables, inventories or other assets, and the adequacy of costs accrued for warranty and other liabilities. Such changes could materially adversely affect our business, financial condition and results of operations.

                                    BUSINESS

       Credence Systems Corporation designs, manufactures, sells and services automatic test equipment, or ATE, used for testing semiconductor integrated circuits, or ICs. We also develop, license and distribute related software products. We serve a broad spectrum of the semiconductor industry's testing needs through a wide range of products that test digital logic, mixed-signal and non-volatile memory semiconductors. We utilize our proprietary technologies to design products which are intended to provide a lower total cost of ownership than many competing products currently available while meeting the increasingly demanding performance requirements of today's ATE market. Our products are primarily designed to test semiconductors that are produced in high volume. Our customers include major semiconductor manufacturers as well as assembly and test services companies.

BACKGROUND

       Dramatic advances in semiconductor process technology have improved the performance and lowered the average selling prices of semiconductors to levels that now support their use in a wide range of office, consumer, automotive, communications, industrial and other products. In order to maintain or improve gross margins as semiconductor devices decline, semiconductor manufacturers are constantly seeking ways to reduce manufacturing costs.

       Testing is a principal element in the cost structure of high volume production of semiconductors. As a result of improved efficiencies in wafer fabrication, test costs have become a higher percentage of the total cost of manufacturing. This shift in cost structure has changed the traditional criteria for selection of ATE. Although performance was the dominant factor in the selection of ATE in the past, we believe that economic considerations have assumed much greater importance to semiconductor manufacturers. Purchasers of ATE now examine more carefully the total cost of ownership of ATE. Total cost of ownership includes the initial purchase price of the tester, as well as the tester's reliability, flexibility, size, power and air conditioning requirements, upgradeability and maintenance costs, including spare parts.

       Traditionally, semiconductor die were minimally tested at wafer probe and underwent rigorous performance testing to full specification only at the completion of final packaging. Today, assembly and packaging have become increasingly expensive compared with the cost of the die, such that their costs may exceed the cost of the die itself. This trend has influenced semiconductor manufacturers to shift performance testing increasingly toward wafer probe. By subjecting devices to performance testing earlier in the manufacturing process, defective die are detected and eliminated before assembly and packaging costs are incurred.

       Increased facility costs and the trend toward performance testing at wafer probe have led to the increased importance of smaller testers in the semiconductor manufacturing process. Performance testing at wafer probe requires that the device under test be located in close physical proximity to the measuring circuits of the tester in order to minimize potential signal distortions that can negatively impact testing yields. Smaller testers can more easily be placed in close physical proximity to the circuits. In addition, wafer probe test typically occurs in a clean room where potential contaminants must be continually removed and temperatures kept constant. These special maintenance requirements make clean rooms expensive to operate. Smaller testers occupy less floor space and therefore assist in reducing clean room costs. In addition, smaller testers that consume less power generally have reduced air conditioning requirements.

       For over 20 years, emitter-coupled logic, ECL, has been the conventional process technology used by us and others for the ICs used in ATE due to its speed, repeatability and precision. ECL technology, however, results in low functionality per chip and requires continuous power. As a result, conventional ATE systems generally are large, expensive and require significant electrical power to operate.

       Another process technology commonly used in the manufacture of semiconductors is complementary metal oxide semiconductor, or CMOS. As compared to ECL, CMOS technology allows higher functionality for a given chip size and requires less power to operate. Some ATE manufacturers use a combination of ECL and CMOS to lower the cost of ATE by reducing the use of ECL.

       The production of ATE based exclusively on CMOS technology, however, had been limited by the inability of CMOS to meet the timing and measurement demands of semiconductor testing. Although the speed of CMOS was acceptable, its timing stability was not. This problem results from the tendency of CMOS circuits to experience timing drift as a function of temperature and voltage variation during tests. To fully benefit from the economic and other advantages of CMOS technology, the challenge has been to control this drift characteristic in order to produce semiconductors for ATE that meet the performance requirements of semiconductor testing.

THE CREDENCE SOLUTION AND STRATEGY

       We have developed proprietary CMOS stabilization methods that minimize the drift characteristic of CMOS and enable us to produce testers that are smaller and require less power than those based upon ECL technology. These testers are intended to provide a lower total cost of ownership than many competing products currently available while meeting the performance demands of today's ATE market. CMOS technology allows the circuits used in our testers to be reduced, or scaled down in size as IC process technology improves. This should result in higher performance and free space on the die for additional functionality. This scalability feature enables us to develop and manufacture smaller, higher performance ICs for use in our testers at what we believe to be a lower cost, and with a potentially shorter development cycle, than traditional process technologies.

       Our objective is to be the leading supplier of cost-effective ATE for production testing of ICs used in high volume applications. Our business strategy incorporates the following key elements:

       - TECHNOLOGY LEADERSHIP. We believe that our proprietary CMOS stabilization technology enables the development of ATE that is designed to meet the performance and cost of ownership requirements of semiconductor manufacturers and assembly and test services companies. In addition, we believe the scalability of this technology will allow us to offer new products and enhancements in a potentially shorter time and at a lower cost than many of our competitors that base our products on traditional less-scalable architecture.

       - LOWER TOTAL COST OF OWNERSHIP. We seek to provide ATE to our customers at a lower total cost of ownership than many competing products currently available while meeting the performance requirements of our customers. We believe that the system price, reliability, flexibility, size, power and air conditioning requirements, upgradeability and maintenance costs, including spare parts, of our testers enable our customers to more cost effectively test ICs.

       - DIVERSE, HIGH-VOLUME MARKETS. Our products target the testing of digital logic, mixed-signal and nonvolatile memory devices that are used in a broad range of growing end-user market segments. Our products are designed to test semiconductors that are manufactured in high volume and are used in a variety of applications such as automobiles, appliances, personal computers, personal communications products, networking products, digital televisions and multimedia hardware.

       - WORLDWIDE TECHNICAL SUPPORT AND CUSTOMER SERVICE. As semiconductor manufacturers expand their operations worldwide, they require that their ATE suppliers have the capability to provide global support and service and training. To meet this requirement, we utilize a combination of direct sales, service and support personnel and a broad network of independent distributors located in close proximity to major customer sites. We and our distributors currently maintain locations throughout the world to service and support our customers.

       - REDUCE TIME-TO-MARKET. We believe that our customers require increasing levels of sophisticated software tools to assist in the utilization of ATE that minimizes time-to-market. We are focusing our software efforts on internal development of and acquisition of companies or businesses that develop such tools. Through Fluence, we have acquired the test development series, or TDS, and TDX product lines from Summit Design, Inc. and Zycad, respectively, and acquired the Analog Test and Analog BIST products of Opmaxx. In addition, through the acquisition of certain assets of Heuristics, we obtained memory BIST and related in-process software products. These acquisitions are expected to add market opportunities for growth in the future. We believe we are positioned to capitalize on the Design-to-Test and the Design-for-Test markets with our new software product lines that integrate design and test.

PRODUCTS

       We currently offer a wide variety of products that test digital logic, mixed-signal and non-volatile memory ICs. Digital logic semiconductors produce discrete on and off logical sequences that control functions, store data, retrieve data and move and manipulate data at high rates of speed. An example of digital logic semiconductors include logic devices such as microcontrollers. Some digital devices which store and retrieve data are memory semiconductors. Non-volatile memory semiconductors retain their data when the power is turned off. Mixed-signal semiconductors combine both digital and analog functions. Analog semiconductors control external functions such as sound, graphics, and motor controls by producing continuous varying voltage or current. When these analog functions are combined onto a digital integrated circuit, the resulting device is considered a mixed-signal device.

       Our CMOS-based ATE products--the SC, Valstar, DUO and Quartet series--are designed to test high speed devices used in applications such as networking and personal computing as well as multimedia, digital television, high-definition television and personal communications. Our memory products, Kalos Series, Delphi, EPRO 142 and BTMA test non-volatile memory, or NVM, devices, including ROM, EPROM, EEPROM and Flash memories, are used in high volume applications in the consumer, automotive and telecommunications markets. During 1997, we introduced the ValStar 2000, a system which enables the testing of very complex devices, with up to 1024 pins with high-speed requirements. Also introduced in 1997 was the Kalos Flash memory test system, a highly integrated parallel system that provides multi-site testing and is designed to lower the overall cost of test.

       During fiscal 1999, we acquired Opmaxx. The Opmaxx products are targeted at analog and mixed signal design and test applications.

       During fiscal 1998, we introduced the Quartet series. The Quartet system is compatible with DUO, provides the enhanced capabilities required to test consumer mixed signal products with 200 MHz I/O, 20 bit analog, video, and radio frequency, or RF, input and output. Quartet directly addresses the cost sensitive needs of consumer related system-on-a-chip, or SOC, devices.

       The MemBIST products, acquired from Heuristics in fiscal 1998, generate built-in self-test logic for embedded memories.

       During fiscal 1997, we acquired two software products lines: the Test Development Series product line in the Summit acquisition and the Test Design expert product line in the Zycad acquisition. TDS converts simulation waveform data and modifies it under user control to generate test programs for use on ATE. TDX grades test vector coverage and provides other tools that enhance design testability.

       The following table sets forth our current product offerings, their features and examples of typical devices tested by each product. Included in some of the basic features are the anticipated cycle speed in megahertz, timing accuracy in either picoseconds, or ps, or nanoseconds, or ns, the number and characteristics of the pins and the density in megabits, or Mb, of the device that can be tested:

-------------- ------------ ---------------- ---------------------------- --------------------------------------------
PRODUCT        SERIES       MODELS           BASIC FEATURES               TYPICAL DEVICES
-------------- ------------ ---------------- ---------------------------- --------------------------------------------
-------------- ------------ ---------------- ---------------------------- --------------------------------------------
DIGITAL        SC           SC312            50-100 MHz                   Microcontrollers, ASSPs, DSPs and FPGAs
                            SC Micro         64-304 Pins
                                             + 350-500 ps accuracy
-------------- ------------ ---------------- ---------------------------- --------------------------------------------
               ValStar      VS2000           200 MHZ                      Microprocessors, RISC circuits, PLDs,
                                             + 200 ps accuracy            FPGAs, ASICs, core logic and graphic chip
                                             384-1024 Pins                sets
-------------- ------------ ---------------- ---------------------------- --------------------------------------------
MIXED-         DUO          DUO              DUO-100 MHz                  Multimedia devices, mass storage, DSPs,
SIGNAL                      DUO-SE           DUO-SE-50 MHz                ASICs, Datacom and specialty devices,
                            DUO-SX           DUO-SX-200 MHz               mobile communication devices, complex
                            DUO-RF           DUO-RF-50-100 MHz            audio devices
-------------- ------------ ---------------- ---------------------------- --------------------------------------------
               Quartet      ONE              512 digital                  Multimedia devices, mass storage, DSPs,
                                             200 MHz                      ASICs, Datacom and specialty devices,
                                             + 175 ps accuracy            mobile communication devices, complex
                                             Analog, Video, Audio, RF     audio devices
-------------- ------------ ---------------- ---------------------------- --------------------------------------------
MEMORY         KALOS        Kalos            50 MHz                       Flash memories, EEPROM, EPROM,
PRODUCTS                                     256 Mb                       Microcontrollers and NVM ASICs
                            Kalos xp         + 1 ns
                            Personal Kalos
-------------- ------------ ---------------- ---------------------------- --------------------------------------------
               BTMA         2001             Benchtop Memory Analysis     ROM, EEPROM, EPROM, Flash and SRAM
                            2555             and Verification Tester
                            2555A
                            Delphi
-------------- ------------ ---------------- ---------------------------- --------------------------------------------
               EPRO         142/AX           10 MHz
                                             256 Mb
-------------- ------------ ---------------- ---------------------------- --------------------------------------------
               BOST         MemBOST          "Built-Off Self-Test"        Processors, graphics engines, network
                                             Embedded memory test         controllers, AISC's and other multimedia
                                             External solution for        devices
                                             digital and mixed signal
                                             services
-------------- ------------ ---------------- ---------------------------- --------------------------------------------
WORKCELL       Triton       Memory           Kalos tester integrated      ROM, EEPROM, EPROM, and Flash memories
                                             into 8" wafer prober,
                                             without extending outside
                                             the prober perimeter
-------------- ------------ ---------------- ---------------------------- --------------------------------------------
               Matrix Test  Memory           Kalos tester integrated      EEPROM, EPROM, Flash memories
                                             with a FICO strip handler
                                             for testing NVM devices
                                             packaged prior to
                                             singulation
-------------- ------------ ---------------- ---------------------------- --------------------------------------------
SOFTWARE       TDS tools    Design to Test   Generates tester specific    Tools apply to digital logic devices
                                             programs
                                             Verifies timing
                                             specification
-------------- ------------ ---------------- ---------------------------- --------------------------------------------
               TDX tools    Design to Test   Verifies test vector quality Tools apply to digital logic devices
                                             Supports design for test
                                             strategies
-------------- ------------ ---------------- ---------------------------- --------------------------------------------
               HPL          MemBIST          Generates BIST logic,        Tools apply to all memory devices
                                             Partitioned solutions using
                                             BIST, ATE and BOST
-------------- ------------ ---------------- ---------------------------- --------------------------------------------
               Opmaxx       Design Maxx      Design verification and      Tools apply to analog and mixed-signal
               Design,      FaultMax         sensitivity analysis, design devices
               Test         TestMaxx         fault coverage, test
                                             evaluation and optimization
-------------- ------------ ---------------- ---------------------------- --------------------------------------------
               Opmaxx       BISTMaxx         BIST generation for analog   Tools apply to analog and mixed-signal
               Analog                        and mixed-signal devices     devices
               BIST
-------------- ------------ ---------------- ---------------------------- --------------------------------------------

       DIGITAL PRODUCTS

       SC. The model SC 212 was first shipped in 1992 and incorporates one of our proprietary CMOS stabilization methods. This product requires approximately 30 square feet of floor space and 4 kilowatts of power for 304 pins. The SC Micro is a cost-reduced version of the SC 312. This system offers our customers a full capability test system at a price currently below $2,000 per digital pin channel. This per channel price has previously been available only in test systems with reduced functionality--requiring users to compromise the quality of their device testing. The SC Micro retains the customer's test quality while lowering its test costs. In 1997, we expanded the SC series by introducing and shipping the SC 312, which runs at a higher speed (100 MHz) and has improved accuracy over the SC 212. The purchase price of these testers typically ranges from $350,000 to $850,000 depending upon configuration.

       VALSTAR. The VS2000 was introduced in 1997, and we believe it is one of the first systems designed specifically with the desired performance cost structure for volume production of high pin count VLSI devices. This product offers up to 1,024 input/output, or I/O, pins at 200 MHz data rates, and requires less than four square meters of floor space. A fully loaded system consumes only 16 kilowatts of power, which is generally less than many competitive systems, thus lowering operating costs. The purchase price of the VS 2000 typically ranges from $1,000,000 to $3,600,000 depending on configuration.

       MIXED-SIGNAL PRODUCTS

       QUARTET. Quartet is our new high performance mixed-signal product series. The Quartet One was introduced in 1998 and started shipping in early fiscal 1999. Quartet builds on the Duo series by addressing the needs of device manufacturers serving the consumer-mixed-signal, or CMS, marketplace. CMS devices combine the power of digital processors with CD quality audio, broadcast video and wireless communications onto a single, cost sensitive SOC. The Quartet One, the first of the Quartet series, addresses all four of these requirements in an integrated, ready for volume production package. With 200 MHz digital, 20 bit audio, 300 MHz video and 6GHz RF, Quartet One is designed to meet the demands of the most complex SOC devices. With typical system prices between $750,000 and $2,000,000 depending on configuration, the Quartet provides a low cost of test required by the CMS market.

       DUO. The Duo series is our solution for high volume mixed-signal testing. With over 450 systems in the field, Duo has become an important component of the testing solution for both integrated device manufacturers and the semiconductor manufacturing service companies. The typical purchase price of the Duo ranges from $600,000 to $1,500,000 depending on configuration.

       MEMORY PRODUCTS

       KALOS. Introduced in November 1997, the Kalos is a highly integrated, parallel system designed to test flash memory. Running at 50 MHz, it provides multi-site testing and is designed to lower the customer's cost of test. The Kalos features a unique tester-on-a-card architecture, which places all test functions for each site on a single card and thus reduces floor space and power consumption while increasing performance. The typical purchase price of the Kalos ranges from $400,000 to $800,000 depending on configuration.

       KALOS XP. Introduced in 1999, the Kalos xp is based upon the Kalos tester. The Kalos xp features a wider, 96 pin test site enabling testing of high pin count NVM and flash memory core microcontroller devices. Kalos xp provides up to eight site-in-parallel test capabilities in a small footprint tester package.

       PERSONAL KALOS. Personal Kalos is a desktop engineering version of the high-throughput Kalos tester. The typical price for a Personal Kalos ranges from $100,000 to $120,000 depending on configuration.

       BTMA. The 2001, 2555 and 2555A are NVM engineering testers focused on the lab environment. Acquired from Heuristics in 1998, the BTMA line is designed to be usable by design engineers and other non-test specialists to debug and characterize NVM designs and yield problems. The BTMA software user interface makes it a platform for this function. The purchase price for these testers typically ranges from $50,000 to $250,000 depending on configuration.

       DELPHI. Introduced in 1999, the Delphi is an updated version of the BTMA 2001 platform that uses a Windows NT-based work station. The purchase price of this tester is typically $50,000 to $70,000 depending on configuration.

       EPRO. Our EPRO memory product line includes the model 142/AX. The model 142/AX was first shipped by EPRO in 1982. The purchase price of these non-volatile memory testers typically ranges from $30,000 to $80,000, depending upon configuration.

       BOST. Built-Off Self-Test, or BOST, technology is a new process in transforming the role of test from an expensive and passive device validation procedure into a series of solutions that can shrink development cycles, reduce costs, meet time-to-market demands and improve die yields. BOST integrates a device specific BIST engine directly into a custom circuit on the load board. Consulting services for BOST memory testing are currently available and pricing is dependent on configuration.

       WORKCELL PRODUCTS

       In 1996, we established the Workcell product group. A Workcell enhances manufacturing productivity by integrating previously distinct equipment into a single, highly efficient tool. In 1997, we debuted our sophisticated Triton series of wafer test systems. Triton Memory--the industry's first suite of Workcell wafer test solutions-- features a production worthy wafer prober integrated with a robust NVM ATE test system.

       TRITON MEMORY. Leveraging our tester-on-a-card architecture, Triton Memory tests as many as 16 sites in parallel at speeds of 50 MHz. All functions required to test a Flash memory device appear on one card. An inherently parallel, high-performance system that improves throughput rates, the Triton Memory tests each device asynchronously from one another--while embedded within an 8" wafer prober. The tester is an integral part of the prober's structure, minimizing independent vibrations associated with current interface concepts. The typical price of a Triton memory ranges from $450,000 to $1,300,000 depending on configuration.

       MATRIX TEST-TM-. The Matrix Test was introduced in 1999 in conjunction with Amkor Technology and FICO BV. The Matrix Test process is a zero-footprint in-line flash memory test system and it integrates a Kalos non-volatile memory test system with a Fico strip-based test handler to improve the test process. This integrated solution is able to test a strip of flash memory devices without singulating the parts, or separating them from the strip.

       SOFTWARE PRODUCTS

       Our software products provide tools to IC manufacturers to help create detailed tests to ensure product quality and shorten time-to-market.

       TDS. The TDS product line consists primarily of Converter, Conditioner, and WaveBridge products. Converters take waveform data from simulator-specific representations into an industry-standard representation. Conditioners modify waveform data to enable it to fit specific tester environments. WaveBridge modules generate the actual test programs. Converters are available to support most commonly used simulators, and WaveBridge modules are available for a variety of ATE models. Other programs that analyze waveform data and provide other design-to-test functions are also included in the TDS product line.

       TDX. The TDX product line allows the design engineer to verify complex designs with full timing accuracy, Iddq, pattern generation, scan Generation and testability analysis.

       MEMBIST. MemBIST software generates built-in self test logic for designs that use embedded memories. The software minimizes the test time and chip area required for self test logic of embedded memories. Users can also designate varying levels of detail for the diagnostic information to be produced by the BIST logic, from simple pass/fail to topologically correct bitmaps that can be used in failure analysis.

       OPMAXX. The Opmaxx product line provides a set of software tools for testing analog and mixed signal devices, as well as designing them for testability. DesignMaxx provides analog design optimization, verification, and sensitivity analysis. TestMaxx evaluates analog/mixed-signal fault coverage and fault grades test stimulus. TestMaxx evaluates and optimizes analog/mixed-signal tests. BISTMaxx generates built-in self test for analog/mixed signal device functionality both on-chip and off-chip.

CUSTOMERS, MARKETS AND APPLICATIONS

       We target digital logic, mixed-signal, non-volatile memory device and system-on-a-chip manufacturers that serve a broad range of growing end-user market segments. Our customers manufacture semiconductors in high volume for use in applications such as automobiles, appliances, personal computers, personal communications products, networking products, digital televisions and multimedia hardware.

       In addition to marketing our products to major semiconductor manufacturers, we have developed relationships with numerous assembly and test services companies. Semiconductor manufacturers and fabless semiconductor companies utilize these subcontractors as a means of lowering their fixed production costs, thus minimizing the effects of cyclicality inherent in the semiconductor industry. As a result, these assembly and test services companies have become an increasingly important segment of the ATE market.

       We believe that our success depends in large part upon the success of our major customers. The loss of or any reduction in orders by a significant customer (including the potential for reductions in orders by assembly and test services companies which that customer may utilize), including reductions due to market, economic or competitive condition in the semiconductor industry or in other industries that manufacture products utilizing semiconductors has materially adversely affected, and may continue to materially adversely affect our business, financial condition or results of operations. Our ability to increase sales in the future will depend in part upon our ability to obtain orders from new customers as well as upon the financial condition and success of our customers and the general global economy. There can be no assurance that our sales will not decrease in the future or that we will be able to retain existing customers or to attract new ones.

       For information on our geographic data and major customers, see Note 4 to the Consolidated Financial Statements incorporated by reference herein. Our international sales are primarily denominated in United States dollars. We anticipate that our international business will continue to account for a significant portion of net sales in the foreseeable future.

       We schedule production of our systems based upon order backlog and order forecast. We include in our backlog only those customer orders for systems (including upgrades) for which we have accepted purchase orders and assigned shipment dates in approximately the following six months. Substantially all of our orders are subject to cancellation or rescheduling by the customer with limited or no penalties. Our backlog at any particular date may not necessarily be representative of actual sales for any succeeding period due to orders received for systems to be shipped in the same quarter, possible changes in system delivery schedules, cancellation of orders and potential delays in system shipments. As of October 31, 1999, our order backlog for systems, exclusive of orders for spare parts and service and support, was approximately $124.5 million, as compared with $32.3 million as of October 31, 1998.

SALES, SERVICE AND SUPPORT

       We currently market and sell our products in the United States principally through our direct sales organization, with direct sales employees and representatives in over 16 locations. Outside the United States, we utilize both direct sales employees and a broad network of distributors, with direct sales employees and distributors in over 20 countries. Sales through distributors represented approximately 47%, 45% and 36% of net sales during fiscal years 1999, 1998 and 1997, respectively.

       We and our distributors have sales and support centers located in the United States, Europe, Israel, and throughout Asia from which both direct Credence personnel and independent sales and service representatives sell and support the equipment. We believe that field support is critical to our customers. Support encompasses many of the components of the total cost of ownership for ATE. We seek to develop long-term relationships with major
ATE customers through extensive support consisting of teams of professional sales, applications, training and service personnel. These personnel are located in close physical proximity to key customer sites in order to provide the required support in a timely fashion. The sales process includes consultations with customers to help them purchase the most cost-effective equipment for their needs, to help develop custom test programs to optimize production throughput, to assist in long-term self-sufficiency through training of customer test engineering personnel and to provide the service capacity and preventive maintenance to reduce downtime for customers' systems. Customer support includes field personnel and in-house applications personnel who work closely with design engineering groups to modify existing equipment to meet the latest performance requirements.

       In Japan, a wholly owned subsidiary provides sales and service to our customers. In addition, we have a relationship with Innotech Corporation, a distributor of our products in Japan. In 1997, we formed a joint venture with Innotech to engage in the customization and manufacture of ATE products for sale by both companies. In March 1996, we established a service and support subsidiary in Korea. We also have a relationship with Itek, Inc., a distributor of our products in Korea.

       Our standard policy is to warrant our new systems against defects in design, materials and workmanship for one year for parts and labor. We offer customers additional support after the warranty period in the form of maintenance contracts for specified time periods. Such contracts include various options such as board replacement, priority response, planned preventive maintenance, scheduled one-on-one training, daily on-site support and monthly system and performance analysis.

RESEARCH AND DEVELOPMENT

       The ATE market is subject to rapid technological change and new product introductions. Our ability to be competitive in this market will depend in significant part upon our ability to successfully develop and introduce new products, enhancements and related software tools on a timely and cost-effective basis. This will enable customers to integrate such products into their operations as they begin volume manufacturing of the next generation of semiconductors.

       We have pursued a technology acquisition strategy to complement our internal research and development efforts, including:

       - in 1988, we completed the acquisition of Axiom Technology Corporation, which added mixed-signal testing capability;

       - in 1989, we completed the acquisition of ASIX Systems Corporation, which added one of our proprietary CMOS stabilization methods;

       - in 1990, we acquired the STS Division of Tektronix Inc., which added a second proprietary CMOS stabilization method;

       -      in 1993, we acquired various patents from Tektronix;

       - in March 1995, we acquired EPRO, which added non-volatile memory testing capability;

       - in July 1997, we acquired specified assets and assumed specified liabilities of Test Systems Strategies,Inc., a wholly owned subsidiary of Summit Design, Inc.;

       - in August 1997, we acquired through Test Systems Strategies fault simulation and test program development products of Zycad;

       - in June 1998, we purchased specified assets from Heuristics which added memory BIST design and test applications capability; and

       - In September 1999, we acquired Opmaxx, through Fluence, which added analog and mixed signal BIST design and test applications capability.

       Each of the stabilization methods we acquired provides a different solution to the tendency of CMOS to experience timing drift as a function of temperature and voltage variation. The first proprietary solution uses a timing phase detection circuit combined with a voltage control mechanism to compensate for thermal, voltage and process drift. The second uses a unique combination of counters and heating circuits to provide stability through thermal means. These methods allow our CMOS-based ICs to achieve the timing repeatability necessary to meet the performance requirements of ATE and to realize the economic and other advantages of CMOS technology over ECL technology. CMOS circuits use less space than those based on ECL as the circuits require less power and can be more closely packed together. In addition to these acquired stabilization methods, we have also developed and continue to develop new and/or improved stabilization techniques for our tester products.

       During 1998, we enhanced our Duo product line with new capabilities including high performance audio testing, testing of analog circuitry for wireless communication applications and embedded memory test capability. These features enable single insertion system-on-a-chip testing capability. These capabilities resulted in the Quartet product line which was introduced in 1999. We will continue to focus research and development efforts on ensuring that our products have the ability to efficiently test state-off-the-art customer devices which combine analog, high speed digital logic, and memory on a single circuit.

       Our ongoing research and development efforts also include focusing on increased cycle speed, accuracy and pin counts of our testers. In addition, we are working on a software development program that is intended to provide for upward compatibility through our products. We will also continue to focus efforts on providing software solutions which allow more rapid, cost-effective development of ATE test programs which reduce time-to-market of customer integrated circuit designs. We currently intend to continue to invest significant resources in the development of new products and enhancements for the foreseeable future.

       Research and development expenses were $38.9 million in 1999, excluding a $0.9 million charge for acquired IPR&D, $47.5 million in fiscal 1998, excluding a $2 million charge for acquired IPR&D, and $37.4 million in fiscal 1997, excluding a $6 million charge for acquired IPR&D.

PROPRIETARY RIGHTS

       We currently hold 52 active United States patents, which expire over time through April 2018. In addition, we currently have 16 foreign patents, which expire over time through September 2011. The two United States patents, acquired from ASIX and Tektronix underlying our proprietary CMOS stabilization methods expire in February 2007 and December 2007, respectively.

       In 1993, we granted a license to Tektronix with respect to patents obtained in the acquisition of the STS Division of Textronix, and certain other intellectual property rights, the Tektronix Rights, including a patent covering one of our proprietary CMOS stabilization technologies, that were assigned to us by Tektronix in 1993. Tektronix has a worldwide, perpetual, irrevocable, non-exclusive, royalty free, fully-paid, sublicensable and transferable license to the Tektronix Rights. Tektronix may not grant rights under the Tektronix Rights to make, use, sell or otherwise distribute ATE for testing ICs to any entity other than a Tektronix joint venture affiliate and to a successor-in-interest to Tektronix. Tektronix may not grant or assign such rights to any other party that is a Credence competitor. In addition, Tektronix may not knowingly sell components incorporating the Tektronix Rights to any other party. We and Tektronix have granted to each other a worldwide, perpetual, irrevocable, non-exclusive, royalty free, fully-paid, sublicensable and transferable license to all improvements, enhancements, modifications or derivative works created before August 1996, or the Improvements, of intellectual property that was licensed or assigned pursuant to a Technology Agreement dated December 31, 1990, as amended on August 12, 1993, including the Tektronix Rights, to make, use and sell ATE for testing ICs. Tektronix's license to the Improvements is subject to the same restrictions as its license to the Tektronix Rights.

       We attempt to protect our intellectual property rights through patents, copyrights, trademarks and maintenance of trade secrets and other measures. There can be no assurance that others will not independently develop equivalent intellectual property or that we can meaningfully protect our intellectual property. There can be no assurance that any patent we own will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to us or that any of our pending patent applications will be issued. Furthermore, there can be no assurance that others will not develop similar products, duplicate our products or design around the patents owned by us. In addition, litigation has been and may continue to be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. For additional information with respect to our intellectual property, review the information set forth under "Risk Factors--If the protection of proprietary rights is inadequate, our business could be harmed" and "--Our business may be harmed if we are found to infringe proprietary rights of others."

MANUFACTURING AND SUPPLIERS

       Our manufacturing objective is to produce ATE that conforms to our customers' requirements at the lowest commercially practical manufacturing cost. We rely on outside vendors to manufacture certain components and subassemblies including several custom integrated circuits. We seek to manage our inventory levels through agreements with both suppliers and subcontractors that provide just-in-time delivery of these components and subassemblies. We assemble these components and subassemblies to create finished testers in the configuration specified by our customers. In general, we use standard components and prefabricated parts available from numerous suppliers. However, some components and subassemblies necessary for the manufacture of our testers are obtained from a sole supplier or a limited group of suppliers and that we are in the process of qualifying a second source for some of those components. There can be no assurance that such alternative source will be qualified or available. Our reliance on a sole or a limited group of suppliers and on outside subcontractors involves certain risks, including a potential inability to obtain an adequate supply of required components, and reduced control over pricing and timely delivery of components. See "Risk Factors--There are limitations on our ability to find the supplies and services necessary to run our business."

COMPETITION

       The ATE industry is intensely competitive. We face substantial competition throughout the world, primarily from ATE manufacturers located in the United States, Europe and Japan, as well as from some of our customers. Our competitors in the digital semiconductor testing market include:

       -      Advantest Corporation;

       -      Ando Electric Co. Ltd.;

       -      LTX Corporation;

       -      Schlumberger Ltd.;

       - Agilent Technologies, Inc. (formerly a division of Hewlett-Packard Company); and

       -      Teradyne, Inc.

In the mixed-signal semiconductor testing market, our competitors include:

       -      Teradyne;

       -      LTX;

       -      Agilent;

       -      Schlumberger; and

       -      Advantest.

In the non-volatile memory testing market, our competitors include:

       -      Teradyne;

       -      Agilent; and

       -      Advantest.

Fluence's principal competitors in the software design to test market are:

       -      Simutest, Inc.;

       -      Integrated Measurement Systems, Inc.; and

       - in-house applications developed by companies in the semiconductor industry.

The competitors in the software design for test and BIST market place include:

       -      Mentor Graphics, Inc.; and

       - LogicVision, Inc. See "Risk Factors--The ATE industry is intensely competitive which can adversely affect our revenue growth."

       The principal elements of competition in our markets and the basis upon which ATE customers select testers include throughput, tools for reducing customer product time-to-market, product performance and total cost of ownership. We believe that we compete favorably with respect to these factors.

EMPLOYEES

       As of October 31, 1999, we had a total of 713 permanent employees and 112 temporary or contract employees. Of this total, 230 are engaged in manufacturing, 197 are in research and development, 60 in applications, 175 in sales, marketing and service, and 101 in general administration. Fluence has 62 employees primarily engaged in the development, sales and marketing of software products. Our employees are highly skilled, and we believe our future results of operations will depend in large part on our ability to attract and retain such employees. None of our employees are represented by a labor union, and we have not experienced any work stoppages. We consider our employee relations to be good.

LEGAL PROCEEDINGS

       In July 1998, we received a written allegation from inTEST that we were infringing on a patent held by inTEST. In addition to direct costs and diversion of resources which may result, we may be obligated to indemnify third parties for costs related to this allegation and we could be liable to inTEST. We are involved in various other claims arising in the ordinary course of business, none of which, in the opinion of management, if determined adversely against us, will have a material adverse effect on our business, financial condition or results of operations. See "Risk Factors--Our business may be harmed if we are found to infringe proprietary rights of others."

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

       The directors, executive officers and key employees of our c\ompany and their ages and positions as of January 15, 2000, are as follows:


  NAME                                     AGE     POSITION
  ----                                     ---     --------
  DIRECTORS AND EXECUTIVE OFFICERS
  Dr. William G. Howard, Jr............     58     Chairman of the Board of Directors
  Dr. Graham J. Siddall................     53     President and Chief Executive Officer
  David A. Ranhoff.....................     44     Executive Vice President and Chief Operating Officer
  Dennis P. Wolf.......................     47     Executive Vice President, Chief Financial Officer and Secretary
  Henk J. Evenhuis.....................     56     Director (2)
  Bernard V. Vonderschmitt.............     76     Director (1)
  Jos C. Henkens.......................     47     Director (2)
  Jon D. Tompkins......................     59     Director (1) (2)
  KEY EMPLOYEES
  George W. DeGeer.....................     53     Senior Vice President, Consumer Mixed Signal Business Line
  Gary Smith...........................     53     Vice President, Low Cost Performance Business Line
  Paul Sakamoto........................     45     Vice President, Memory Products Business Line
  John DiGirolamo......................     58     CEO and President of Fluence Technology, Inc.
  Debbie Moberly.......................     45     Vice President, Operations
  Bart Freedman........................     42     Vice President, Worldwide Field Operations
  Robert E. Huston.....................     58     Vice President, Test Technology
  Dave O'Brien.........................     43     Senior Vice President, Chief Information Officer
  John R. Detwiler.....................     39     Vice President, Corporate Controller

-------------------
(1)      Member of Compensation Committee
(2)      Member of Audit Committee

       DR. WILLIAM HOWARD, JR. has served as one of our directors since February 1995, and as Chairman since December 1998. His current term as director ends in 2001. Dr. Howard has been a self-employed consultant for various semiconductor and microelectronics companies since December 1990. From October 1987 to December 1990, Dr. Howard was a senior fellow at the National Academy of Engineering conducting studies of technology management. Dr. Howard held various management positions at Motorola, Inc. between 1969 and 1987, most recently as Senior Vice President and Director of Research and Development. Dr. Howard serves on the boards of directors of BEI Electronics, Inc., Ramtron International, Inc., and Xilinx, Inc., as well as several private companies.

       DR. GRAHAM J. SIDDALL has served as our President and Chief Executive Officer and as a director since July 1999. His current term as director ends in 2002. Dr. Siddall joined us from KLA-Tencor where he had been Executive Vice President of the Wafer Inspection Group from May 1997 to May 1999. From December 1995 until May 1997, he served as Executive Vice President and Chief Operating Officer of Tencor Instruments, Inc. Previously, Dr. Siddall served as Senior Vice President for the Tencor Wafer Inspection Division from November 1994 to December 1995. He joined Tencor as a vice president in 1988. Prior to joining Tencor, Dr. Siddall served in a number of key roles at GCA Corporation, Hewlett Packard Laboratories and Rank Taylor Hobson.

       DAVID A. RANHOFF has served as our Executive Vice President and Chief Operating Officer since November 1999. Mr. Ranhoff was our Executive Vice President, Sales and Marketing from January 1997 to November 1999, and along with Mr. Wolf, was named to the Office of the President from December 1998 until July 1999. Mr. Ranhoff has served as our Senior Vice President, Sales and Marketing from July 1996 to January 1997, as Senior Vice President, Sales, Marketing and Service from July 1995 to June 1996, as Senior Vice President, Sales and Service from August 1993 to July 1995 and as Vice President, Sales from January 1993 to August 1993. He served as our Vice President, European Operations from July 1990 to December 1992. From March 1988 to June 1990, Mr. Ranhoff served as our Managing Director of European Operations and as National Sales Manager from July 1985 to March 1988. Prior to joining us, Mr. Ranhoff served for eight years in various sales and management positions for GenRad, Inc.

       DENNIS P. WOLF has served as Executive Vice President, Chief Financial Officer and Secretary, since he joined Credence in March of 1998 and, along with Mr. Ranhoff, was named to the Office of the President from December 1998 until July 1999. Prior to joining Credence Mr. Wolf was the acting Co-Chief Executive Officer from April 1997 to September 1997 and the Senior Vice President and Chief Financial Officer from January 1997 to March 1998 at Centigram Communications Corporation. Prior to joining Centigram, from October 1995 to January 1997 Mr. Wolf was Vice President and Chief Financial Officer of Pyramid Technology and served as Vice President and Chief Financial Officer of Dynacraft, a National Semiconductor Company, from October 1993 to October 1995. Additionally, he had held various executive and managerial positions at Apple Computer from 1989 to 1993.

       HENK J. EVENHUIS has served as one of our directors since September 1993. His current term as director ends in 2000. Mr. Evenhuis is currently serving as Executive Vice President and CFO of Fair, Isaac Corporation, a decision analytic software company since October 1999. From June 1997 to October 1999, he was a consultant to the semiconductor industry. Prior to that, he served as Executive Vice President and CFO of Lam Research Corporation, a semiconductor equipment manufacturer from April 1987 to June 1997. From 1983 to 1987, Mr. Evenhuis served as Chief Financial Officer of Ferix Corporation, Trimedia Corporation and Corvus Systems, Inc.

       BERNARD V. VONDERSCHMITT has served as one of our directors since August 1993. His current term as director ends in 2000. Mr. Vonderschmitt co-founded Xilinx, Inc. in February 1984. Mr. Vonderschmitt has been the Chairman of the Board of Xilinx since January 22, 1996 and served as Chief Executive Officer of Xilinx from February 1984 to January 21, 1996. From 1981 to 1984, he was Vice President of the Microprocessor Division of Zilog, Inc., a semiconductor manufacturer. Mr. Vonderschmitt held various management positions at RCA Corporation for 20 years, most recently as the Vice President of the Solid State Division. Mr. Vonderschmitt serves on the boards of directors of Xilinx, International Microelectronics Products, Inc. and Sanmina Corporation, as well as several private companies.

       JOS C. HENKENS has served as one of our directors since February 1985. His current term as director ends in 2001. Mr. Henkens has been a general partner of Advanced Technology Ventures, a venture capital firm, since January 1983. Mr. Henkens also serves on the boards of directors of Actel Corporation, a semiconductor manufacturer, and various private companies.

       JON D. TOMPKINS has served as one of our directors since September 1999. His current term as director ends in 2002. Mr. Tompkins was Chairman of the Board of Directors for KLA-Tencor from July 1998 to June 30, 1999. From April 1997 until July 1998, he was Chief Executive Officer of KLA-Tencor. From April 1991 until April 1997, he was President and Chief Executive Officer of Tencor prior to its merger with KLA. He was a Director of Tencor from 1991 until April 1997 and was appointed Chairman of the Board of Directors of Tencor in November 1993. He currently serves on the boards of directors of KLA-Tencor, Cymer, Electro Scientific Industries, Levelite, LogicVision, Inc. and the Community Foundation of Silicon Valley.

       GEORGE W. DEGEER has served as our Senior Vice President of the Consumer Mixed Signal Business Line since December 1998. Prior to that Mr. DeGeer was our Senior Vice President, Operations from August 1996 to December 1998, as Senior Vice President, Manufacturing from January 1995 to August, 1996, as Vice President, Manufacturing from October 1993 to January 1995, as Director of Manufacturing from July 1992 to October 1993, and as Vista Manufacturing Manager from January 1991 to July 1992. Prior to joining us, Mr. DeGeer held various manufacturing management positions at Tektronix for more than twenty years.

       GARY SMITH has served as our Vice President of the Low Cost Performance Business Line since December 1998. Prior to that Mr. Smith was our Marketing Director for the ValStar and SC Series products from

February 1996 to December 1998. Prior to joining us, from September 1985 to February 1996, Mr. Smith held various senior management positions in sales, marketing and operations at Schlumberger. Mr. Smith possesses over 30 years of experience in engineering and management in high technology industries.

       PAUL SAKAMOTO has served as our Vice President of the Memory Products Business Line since November 1998. Mr. Sakamoto served as our Vice President of the North American Sales organization from February 1997 to November 1998. He was our Vice President of the Customer Marketing and our Vice President of Digital Product Marketing between February 1995 and February 1997. Prior to joining us, Mr. Sakamoto held various sales and engineering positions including Vice President of Sales at Micro Component Technology, Inc., Director of Sales Development at Megatest Corporation and six years of experience at Intel Corporation. Mr. Sakamoto has over 22 years of experience in the semiconductor and semiconductor equipment industry.

       JOHN DIGIROLAMO has served as Chief Executive Officer and President of Fluence since October 1997. From July 1997 to October 1997, Mr. DiGirolamo served as Vice President of Worldwide Sales and Marketing for Fluence. Mr. DiGirolamo served as Director of Sales at Summit Design, Inc. from May 1996 to July 1997. Mr. DiGirolamo served at Summit as Vice President, Worldwide Sales from June 1995 to April 1996. Prior to joining Summit in 1995, Mr. DiGirolamo held a variety of senior level positions within the industry, including a tenure at GenRad, Inc. as General Manager and Director of Sales & Marketing for Western operations. Mr. DiGirolamo possesses over 33 years of experience in the semiconductor equipment and test industry.

       DEBRA MOBERLY has served as our Vice President, Operations since December 1998. Ms. Moberly was our Vice President, Manufacturing from February 1996 to December 1998, as Director, Marketing Operations from December 1994 to February 1996, and Director, Materials from May 1993 to December 1994. Ms. Moberly joined us in January 1991 as Manufacturing Manager, joining us from Tektronix where she had held positions of increasing responsibility in the manufacturing function for more than seventeen years.

       ROBERT E. HUSTON has served as Vice President, Test Technology since August 1992. From February 1983 to August 1992 Mr. Huston was a co-founder and fellow of Trilium Corporation and was the architect of the Micromaster series of test systems. Mr. Huston was a fellow at LTX from August 1988 to August 1992, developing high frequency test strategies. He served in various senior engineering positions beginning in 1967 at Fairchild working with a team to develop the LSI test system.

       BART FREEDMAN has served as our Vice President, Worldwide Field Operations since January 2000. From October 1996 to January 2000, he was our Vice President of Asian Operations. From 1994 to 1996, Mr. Freedman served as Vice President of North American Sales for Schlumberger Technologies, Inc. From 1985 to 1994, Mr. Freedman held a variety of senior level positions at Tektronix, Inc., including U.S. Regional Sales Manager for the Semiconductor Test Systems Division that we bought in December 1990. From 1980 through 1985, Mr. Freedman was a design engineer and applications manager for Teradyne, Inc.

       DAVID O'BRIEN has served as our Senior Vice President, Chief Information Officer since February 1999. Prior to that Mr. O'Brien was our Senior Vice President, Information Technology from July 1995 to February 1999. Mr. O'Brien served as our Senior Vice President, Marketing from May 1994 to July 1995, as Senior Vice President, Engineering from August 1993 to May 1994 and as Vice President, Engineering from July 1992 to August 1993. Mr. O'Brien served as our Vice President, Beaverton Business Unit from October 1991 to July 1992; Vice President, Marketing--Vista from August 1991 to September 1991; Vice President Software Products from October 1990 to July 1991; Vice President, Engineering from July 1987 to September 1990; Director of Engineering from October 1986 to June 1987; and Software Engineering Manager from January 1983 to September 1986.

       JOHN R. DETWILER has served as our Vice President, Corporate Controller since April 1999. Mr. Detwiler joined us from Silicon Wireless, Ltd., a start-up in the wireless infrastructure products business, where he was the Vice President of Finance from April 1998 to March 1999. From August 1992 to March 1998, Mr. Detwiler was at Madge Networks N.V., a developer and manufacturer of LAN and WAN equipment, where he was the Senior Director of Finance. Prior to Madge, Mr. Detwiler held positions of increasing responsibility in the audit and consulting practices of Price Waterhouse LLP in Denver, Saudi Arabia and London. Mr. Detwiler serves on the board of directors of Credence Capital Remarketing Corporation.

       Officers serve at the discretion of the Board of Directors, until their successors are appointed. There are no family relationships among executive officers or directors of the Company.

                                  UNDERWRITERS

       Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the number of shares set forth opposite the name of that underwriter.


                                                                                            NUMBER OF
NAME                                                                                         SHARES
------                                                                                 ------------------
Salomon Smith Barney Inc...........................................................
Credit Suisse First Boston Corporation.............................................
SG Cowen Securities Corporation....................................................
                                                                                       ------------------
Total..............................................................................             2,000,000
                                                                                       ==================

       The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of particular legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares, other than those covered by their over-allotment option described below, if they purchase any of the shares.

       The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering
price less a concession not in excess of $      per share. The underwriters may
allow, and such dealers may reallow, a discount not in excess of $     per share
on sales to certain other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and other selling terms. The underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

       We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 300,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

       We and our executive officers and directors have agreed that, except as set forth in the underwriting agreement, for a period of 90 days from the date of this prospectus, we will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock. Salomon Smith Barney Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

       The public offering price will be determined by negotiation between us and the underwriters. Among the factors to be considered in determining the public offering price will be:

       -      our records of operation;

       -      our current financial condition;

       -      our future prospectus;

       -      our markets;

       - the economic conditions in and future prospectus for the industry in which we compete;

       -      our management; and

       - currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us.

       The prices at which the shares will sell in the public market after this offering may, however, be lower than the price at which they are sold by the underwriters.

       Our common stock is listed on the Nasdaq National Market under the symbol "CMOS."

       The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                             PAID BY CREDENCE
                                                                     ---------------------------------
                                                                      NO EXERCISE      FULL EXERCISE
                                                                     --------------    ---------------
      Per Share....................................................  $                 $
      Total........................................................  $                 $

       In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids for or purchases of shares made to prevent or retard a decline in the market price of the shares while this offering is in progress.

       The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc, in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

       Any of these activities may cause the price of the shares to be higher than it would otherwise be in the open market in the absence of such transactions. Salomon Smith Barney Inc. may effect these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise and may discontinue them at any time.

       We estimate that our total expenses for this offering will be $         .

       Our lead managing underwriter, Salomon Smith Barney Inc., has participated as lead managing underwriter in each of our three prior public offerings and as exclusive placement agent in the issuance and sale of our convertible subordinated notes due September 15, 2002. One of our other managing underwriters, SG Cowen Securities Corporation, has participated as one of our managing underwriters in each of our three prior public offerings.

       The underwriters or their respective affiliates may in the future perform various investment banking and advisory services for us from time to time, for which they will receive customary fees. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of business. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                  LEGAL MATTERS

       The validity of the shares of common stock offered by Credence hereby will be passed upon for Credence by Brobeck, Phleger & Harrison LLP, Palo Alto, California. A member of Brobeck, Phleger & Harrison LLP beneficially owns 76 shares of our common stock. Mr. Warren T. Lazarow, a partner at Brobeck, Phleger & Harrison LLP, serves as Assistant Secretary of Credence and several of its subsidiaries. Certain legal matters will be passed upon for the underwriters by Morrison & Foerster LLP, Palo Alto, California.

                                     EXPERTS

       Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended October 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                              AVAILABLE INFORMATION

       We file annual, quarterly and special reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 to register the shares of common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and our common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement or incorporated by reference herein. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement or incorporated by reference herein are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement or incorporated by reference herein, we refer you to the copy of the contract or document that has been filed or so incorporated. For further information about us and the shares of common stock offered in this prospectus, you should refer to the registration statement and its exhibits and our other SEC filings. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") until all of the shares of common stock that are part of this offering have been sold. We incorporate by reference the documents listed below.

       1. Our Annual Report on Form 10-K for the fiscal year ended October 31, 1999.

       2.     Our Current Report on Form 8-K dated December 15, 1999.

       3. The description of our common stock contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act with the SEC on September 10, 1993, as amended on October 21, 1993, and the description of our Series A Junior Participating Preferred Stock contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act with the SEC on June 19, 1998.

       If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless the exhibits are specifically incorporated by reference in the documents. You should direct any request for the copies to Credence Systems Corporation, Chief Financial Officer, 215 Fourier Avenue, Fremont, California 94539, (510) 657-7400.

       You should rely only on the information contained in this prospectus and incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

================================================================================


                                2,000,000 SHARES

                          CREDENCE SYSTEMS CORPORATION

                                  COMMON STOCK


                                      [LOGO]


                                  ------------

                               P R O S P E C T U S

                                              , 2000

                                  ------------

                              SALOMON SMITH BARNEY

                           CREDIT SUISSE FIRST BOSTON

                                    SG COWEN


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the Nasdaq National Market listing fee and the NASD filing fees.

SEC registration fee......................................................................  $  58,595
NASD fee..................................................................................     22,695
Nasdaq National Market listing fee........................................................     17,500
Printing and engraving....................................................................    125,000
Legal fees and expenses ..................................................................    350,000
Accounting fees and expenses..............................................................    150,000
Blue sky fees and expenses................................................................     10,000
Transfer agent fees.......................................................................     10,000
Miscellaneous.............................................................................     56,210
                                                                                           ------------
    Total.................................................................................   $800,000
                                                                                           ============


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

       We have adopted provisions in our Amended and Restated Certificate of Incorporation that limit the liability of our directors in certain instances. As permitted by the Delaware General Corporation Law, directors will not be liable to us for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. See Item 17 of this Registration Statement regarding the opinion of the Securities and Exchange Commission as to indemnification of liabilities arising under the Securities Act. Such limitation does not affect liability for any breach of a director's duty to us or our stockholders (i) with respect to approval by the director of any transaction from which he derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that he believes to be contrary to our best interests or the best interest of our stockholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern of inattention that amounts to an abdication of his duty to us or our stockholders, or that show a reckless disregard for his duty to us or our stockholders in circumstances in which he was, or should have been, aware, in the ordinary course of performing his duties, of a risk of serious injury to us or our stockholders, or (iii) based on transactions between us and our directors or another corporation with interrelated directors or on improper distributions, loans, or guarantees under applicable sections of the Delaware General Corporation Law. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission, although in certain circumstances equitable relief may not be available as a practical matter. The limitation may relieve the directors of monetary liability to us for grossly negligent conduct, including conduct in situations involving attempted takeovers. No claim or litigation is currently pending against our directors that would be affected by the limitation of liability.

       Our Amended and Restated Certificate of Incorporation and Bylaws provide that we shall indemnify our directors and may indemnify our officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law. We have entered into separate indemnification agreements with our directors and officers, which may require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. To the extent we may be required to make substantial payments under the indemnification agreements that are not covered by insurance, our available cash and stockholder's equity would be adversely affected.

       Reference is made to the form of Underwriting Agreement filed as Exhibit
1.1 to this Registration Statement for certain provisions regarding the indemnification of officers and directors by the several Underwriters.

ITEM 16.   EXHIBITS


EXHIBIT NO.               DESCRIPTION
-----------               ------------
      1.1                 Form of Underwriting Agreement
      4.1(1)              Form of Certificate of Designation for the Series A Junior Participating Preferred
                          Stock of the Company.
      4.2(1)              Form of Rights Certificate.
      4.3(2)              Fifth Amendment Agreement to the Investor Rights Agreement dated May 26, 1995.
      5.1                 Opinion of Brobeck, Phleger & Harrison LLP
     23.1                 Consent of Ernst & Young LLP, Independent Auditors.
     23.2                 Consent of Brobeck, Phleger & Harrison LLP. Reference is made to Exhibit 5.1.
     24.1                 Power of Attorney (see signature page).

-------------------
(1) Incorporated by reference to an exhibit to the Company's Current Report on Form 8-K as filed with the Commission on June 3, 1998.
(2) Incorporated by reference to an exhibit to the Company's Registration Statement on Form S-3(Registration No. 33-92802), as amended.

ITEM 17.   UNDERTAKINGS

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the Delaware General Corporation Code, our Certificate of Incorporation or the Bylaws, indemnification agreements entered into between us and our officers and directors, the Underwriting Agreement and all prior underwriting agreements, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, when applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       We hereby undertake that:

       (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, as amended, Credence Systems Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on this 27th day of January, 2000.

                                           CREDENCE SYSTEMS CORPORATION
                                           By          /s/ DR. GRAHAM J. SIDDALL
                                          --------------------------------------
                                                       Dr. Graham J. Siddall
                                                       CHIEF EXECUTIVE OFFICER


                                POWER OF ATTORNEY

       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint, jointly and severally, Dr. Graham J. Siddall and Dennis P. Wolf, or either of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

       IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

       PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

               SIGNATURE                                           TITLE                                DATE
               ---------                                           -----                                ----
         /s/ GRAHAM J. SIDDALL                  Chief Executive Officer and Director              January 27, 2000
----------------------------------------        (Principal Executive Officer)
           Graham J. Siddall


          /s/ DENNIS P. WOLF                    Executive Vice President, Chief Financial
----------------------------------------        Officer and Secretary (Principal Financial        January 27, 2000
            Dennis P. Wolf                      and Accounting Officer)


      /s/ WILLIAM G. HOWARD, JR.                Chairman of the Board and Director                January 27, 2000
----------------------------------------
        William G. Howard, Jr.


         /s/ HENK J. EVENHUIS                   Director                                          January 27, 2000
----------------------------------------
           Henk J. Evenhuis


          /s/ JOS C. HENKENS                    Director                                          January 27, 2000
----------------------------------------
            Jos C. Henkens


     /s/ BERNARD V. VONDERSCHMITT               Director                                          January 27, 2000
----------------------------------------
       Bernard V. Vonderschmitt


          /s/ JON D. TOMPKINS                   Director                                          January 27, 2000
----------------------------------------
            Jon D. Tompkins

                                  EXHIBIT INDEX

EXHIBIT NO.               DESCRIPTION
-----------               -----------
1.1                       Form of Underwriting Agreement
4.1(1)                    Form of Certificate of Designation for the Series A Junior Participating Preferred
                          Stock of the Company.
4.2(1)                    Form of Rights Certificate.
4.3(2)                    Fifth Amendment Agreement to the Investor Rights Agreement dated May 26, 1995.
5.1                       Opinion of Brobeck, Phleger & Harrison LLP
23.1                      Consent of Ernst & Young LLP, Independent Auditors.
23.2                      Consent of Brobeck, Phleger & Harrison LLP. Reference is made to Exhibit 5.1.
24.1                      Power of Attorney (see signature page).

-------------------
(1) Incorporated by reference to an exhibit to the Company's Current Report on Form 8-K as filed with the Commission on June 3, 1998.
(2) Incorporated by reference to an exhibit to the Company's Registration Statement on Form S-3 (Registration No. 33-92802), as amended.